SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 14, 2002

Telefonica, S.A.
(Exact name of registrant as specified in its charter)

The Spanish Telephone Company
(Translation of registrant’s name into English)

Gran Via 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b):    N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item
1.	Quarterly Results of Telefonica Group: January—September 2002

QUARTERLY RESULTS

JANUARY – SEPTEMBER 2002

Telefónica

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size	2
Financial Highlights	3
Results	4
Selected Financial Data	9

ANALYSIS OF RESULTS BY BUSINESS LINE

Fixed Line Business	12
Telefónica de España Group	12
Telefónica Latinoamérica Group	18
Cellular Business	28
Telefónica’s Cellular Business	28
Data Business	41
Telefónica Data Group	41
Media Business	45
Admira Media Group	45
Internet Business	49
Terra-Lycos Group	49
Directories Business	52
Telefónica’s Directories Business	52
Call Centers Business	55
Atento	55
Broadband Capacity Management Business	57
Emergia	57

ADDENDUM
Companies included in each Financial Statement	58
Key Holdings of the Telefónica Group and its Subsidiaries	59
Significant Events	61
Changes to the Perimeter and Accounting Criteria of Consolidation	63

Note:

The financial statements for the January-September 2001 period do not reflect the change in the fiscal year for Telefónica de Argentina, Telefónica Data Argentina, Telefónica Comunicaciones Personales (TCP) and Cointel to adapt them to the Group’s fiscal year. As a result of this, the consolidated period for these assets is October 2000-June 2001.

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

MARKET SIZE

Telefónica Group Market Size

Unaudited figures				(Thousands)

	September		% Chg. 02/01	Weighted (*)		% Chg. 02/01
	2002	2001		2002	2001

Lines in service	45,306.4	45,159.9	0.3	39,542.5	39,213.0	0.8
In Spain	21,118.8	20,885.7	1.1	21,118.8	20,885.7	1.1
In other countries(1)	24,187.6	24,274.2	(0.4)	18,423.7	18,327.3	0.5

Cellular customer	35,980.2	29,959.1	20.1	26,576.3	22,295.3	19.2
In Spain	18,127.0	15,620.6	16.0	16,754.8	14,558.4	15.1
In other countries(2)	17,853.2	14,338.5	24.5	9,821.6	7,736.9	26.9

Pay TV Services (3)	1,149.3	1,104.4	4.1	725.9	693.6	4.7
In Spain	811.0	752.7	7.7	394.4	365.8	7.8
In other countries	338.2	351.7	(3.8)	331.5	327.8	1.1

Total	82,435.8	76,223.4	8.2	66,844.7	62,201.9	7.5

(*) Weighted by the equity interest of Telefónica in each of the companies.

(1) Lines in service: includes all in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp and CanTV.

(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, CRT Celular, TeleSudeste Celular, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam and CanTV Celular.

(3) Pay TV customers: includes all pay TV customers of Vía Digital in Spain and Cable Mágico in Peru.

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

FINANCIAL HIGHLIGHTS

The most noteworthy aspects of Telefónica Group results during the first nine months of the year are the following:

■
Net income as of September (-5,036.1 million euros) was negatively impacted by extraordinary results and the effect of the devaluation in Argentina. If both were excluded, net of their corresponding tax effects, the net income would have been 1,509.3 million euros.

■	Strong growth in free cash flow generation (EBITDA-Capex), up 44.3% to 6,425.2 million euros, as a consequence of operating efficiencies and strict controls on capex (-51.7% from year over year).

■	A decrease in the level of debt during the last twelve months of some 5,155.5 million euros, reaching an absolute level of 24,575.0 million euros.

■
EBITDA margin reached the highest level of the period (41.6%). Revenues, EBITDA, growth rates (excluding the exchange rate evolution and the change in the consolidation perimeter) are all significant (4.4% and 4.1%,respectively).

■
The positive recovery in Telefónica de España’s results from the first half of the year, in line with announced forecasts. EBITDA growth for the third quarter (+4.0%) changes the downward trend registered during the first two quarters of the year (-10.3% and -2.2%, respectively).

■
The cellular telephone business continues to be the largest contributor to the Group’s growth, showing significant progress at the operating level (customer base +20.1%) and strong financial performance (revenues +10.3%, EBITDA +12.2%). EBITDA margin increased to 41.2%.

■
Regarding the balance sheet, the devaluation in Argentina had a financial impact net of taxes of 1,700.4 million euros for the first nine months of the year (398.2 million euros directly through the P&L). This effect is additional to the one recorded in 2001 (1,793.1 million euros -369.0 million euros directly through the P&L). The country’s exposure as of September 30, 2002, was reduced to 942.9 million euros.

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

TELEFÓNICA GROUP RESULTS

The management comments included in this report refer to the financial evolution of the Telefónica Group according to the organizational structure by business lines. This structure was created after the completion of the tender offers for the acquisition of the minority stakes in various Latin American operators, given their relative high level of capital contribution in the Group.

These pro-forma income accounts are based on the assumption that each business line has a stake in the companies owned by the Group in the corresponding businesses, regardless of whether this stake has already been transferred or not, although ultimately, Telefónica, S.A. intends to transfer it in the future.

Furthermore, in order to facilitate the comparison and analysis of the results obtained by the Telefónica Group, the companies included in each business line have been consolidated effective January 1, regardless of when certain consolidations were actually made throughout the period. The results corresponding to the same period of the previous fiscal year are also on a pro-forma basis, under the same assumptions.

It should be noted that the assumptions considered in the preparation of these pro-forma statements by business line do not alter in any way the overall results of the Telefónica Group, and that such results have been incorporated as of the date of the acquisition of each stake by the Group.

During the first nine months of current fiscal year, Telefónica Group obtained net losses of 5,036.1 million euros compared to net income of 1,591.0 million euros in the same period last year. This result is explained by the following factors:

■
Accounting for net extraordinary provisions amounting to 4,837.5 million euros in the second quarter. These provisions were associated with the write-down of assets and the provision for restructuring costs of UMTS businesses in Germany, Austria, Italy and Switzerland. Furthermore, Mediaways’ goodwill was written down in the amount of 530.0 million euros.

■
Additional negative extraordinary results totaling 988.8 million euros during the January-September 2002 period compared to positive 92.9 million euros for the same period last year. The following are the most noteworthy items: 1) Provision made to adapt the treasury stock to market values totaling 375.1 million euros, 86.9 million euros of which correspond to the third quarter of the year. As of September 30, the Group held 1.91% treasury stock. According to Spanish accounting standards, a provision must be made in the fiscal year results for the difference between the average stock purchase price (12.11 euros) and the reference price, which is either the closing price at the end of the period (7.54) or the average stock price during the last quarter (8.93 euros), whichever is lower. Nevertheless, it is important to note that this provision would decrease by 122.3 million euros if the October reference price were used (8.84 euros); 2) Capital losses from the sale of the equity investments totaling 94.0 million euros versus capital gains of 261.4 million euros as of September 2001, fundamentally explained by the sale of Azul TV and ETI Austria; 3) Headcount restructuring charge at Telefónica Latinoamérica (59.2 million euros), 20.8 million of which

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

corresponds to Telefónica CTC Chile and 4) Lower positive extraordinary results in the amount of 420.5 million euros related to the provision for its fixed assets made in prior fiscal years by Telefónica de España.

■
The impact of the devaluation of the Argentine peso during the first nine months of the year, totaling 398.2 million euros on the Group’s results, and lower reserves of translation differences in consolidation by 1,302.2 million euros resulting from the depreciation of the peso from 1 US$ to 1.7 pesos (1 euro to 1.51 pesos) to 1 US$ to 3.74 pesos (1 euro to 3.68 pesos).

As indicated on the results for the first half of the year, as of June 2002 an impact had been accounted for in the Group’s results of 445.7 million euros, using an exchange rate of 1 US$ to 3.80 pesos (1 euro to 3.41 pesos). Part of the difference between the cumulative effect as of September and June corresponds to the appreciation of the exchange rate.

As of September 30, Telefónica Group’s exposure in the various Argentine companies decreased to 942.9 million euros, including in this figure the equity value, the goodwill, and internal financing attributable to these investments (once incorporated the losses before any fiscal effect which totaled 610.9 million euros).

■
Positive net income tax for the consolidated companies was 206.3 million euros. In this result, it should be highlighted, apart from the impact of some of the writte-downs undertaken, the fiscal impact of credits derived from tax deductions and payments pending fiscal application. Following prudent accounting criteria, no doubts exit as to their application in the future. Mainly, these deductions were recorded in the first quarter of the fiscal year, amounting of 296.0 million euros as of September 30, 2002, and they were accounted for pursuant to the stipulations of the March 15, 2002, Resolution issued by the Spanish Accounting Regulator (ICAC), as well as in accordance with prior international accounting standards.

Excluding all of the extraordinary results, net of their fiscal effects, and the effect of Argentina, the net income during the first nine months would have been 1,509.3 million euros. During the third quarter of the year, net income totaled 538.1 million euros, recording a 21.6% growth compared to the third quarter 2001.

Apart from the above circumstances, and from an operating point of view, Telefónica Group managed customer base totaled 77.2 million at the end of September, nearly 6.0 million more than the same period of 2001 and 1.8 million more than in June 2002. If the total clients were considered, they would reach 82.4 million, 8.2% above September 2001 figure and 2.3% over last quarter.

This growth is primarily based on the growth of the cellular business. Telefónica increased the mobile managed customers in the last twelve months by 5.6 million (1.9 million in the last quarter), a significant pace when one takes the macroeconomic conditions in Latin America and the level of penetration in Spain into account. It should be mentioned that in the last quarter Pegaso’s customers are included for the first time.

The Group’s ADSL connections showed significant growth, totaling 1,151,084 in September 2002 (747,019 in Spain and 404,065 in Latin America), 192.2% more than last year, with Spain contributing the most (+234.7% vs. 136.5% for Latin America).

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

Broken down by region, Spain continues to represent approximately 51% and Latin America 46% of the total managed customer base, similar levels with those of last year.

During the nine months of this fiscal year, Telefónica Group’s consolidated results showed better operations performance than last year, with growth in revenues, EBITDA and operating profit, excluding the exchange rate impact (strong depreciation of Latin American currencies, especially the Argentine peso throughout the period and the Brazilian real during the last quarter) and the change in the accounting consolidation perimeter.

Strict control of operating efficiency and capex translated into growth in cash flow generation. Thus, the generation of cash flow, calculated as EBITDA-CAPEX, for the January-September 2002 period has reached 6,425.2 million euros, up 44.3% from the same period last year. By business lines and in this same period, it should be highlighted the levels reached by both cellular business (2,243.7 million euros, +63.5%) and Telefónica Latinoamérica (2,195.7 million euros, +17.7%; +60.9% in constant euros), while Telefónica de España’s cash flow generation remained practically unchanged from last year, totaling 2,223.6 million euros. Capex dropped from year to year by 51.7% to 2,503.7 million euros. In addition, the level of net debt also decreased, totaling 24,575.0 million euros as of September 30, 1,213.8 million euros below the end of the first half.

Operating revenues for January-September 2002 reached 21,467.0 million euros, 7% less than the same period 2001 mainly due to the drop of Telefónica Latinoamérica (-28.6%) because of the greater impact of the exchange rate (in constant euros it would have only fallen 0.7%). The exchange rate effect was not offset by the growth in the cellular business (+10.3%) and the improvement in the year-over-year growth of Telefónica de España (+0.2% vs. -0.6% in the first half of the year). It is worth to note the growth in the revenues of Telefónica Móviles España (+19.2%) and Telesp in local currency (+10.6%) as of September.

The effect of the exchange rate decreases by 12.5 percentage points revenues growth, 2.5 percentage points more compared to June this year; therefore, if we were to exclude this effect and the change in the accounting consolidation perimeter, consolidated revenues would have increased by 4.4% compared to 4.1% the first half.

Broken down by business lines and in absolute terms, Telefónica de España is the company that contributed most to the Group’s revenues (35.8%), followed by cellular business (32.8%) and T. Latam (25.3%). As of September 2001, Telefónica de España remained as the greatest contributor to the revenues (33.2%), followed by Telefónica Latinoamérica (33.0%) and the cellular business (27.7%).

By geographical areas, its worth mentioning: the increase of Spain’s contribution to the total (57.8% versus 49.9% in September last year) and the decrease of Argentina weight in revenues, which went from 12.8% in September 2001 to just 3.8% in September 2002.

As for operating expenses, during the first nine months of the year they have totaled 12,588.4 million euros, down 5.5% from the same period of 2001. This performance is attributable to the policy for cost control and to the efficiencies attained in all business lines (for example, Admira Media -29.9%, T. Latam -26.3%, Terra Lycos –

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

21.4%). Telefónica de España and the cellular telephone business continue to be the only business lines presenting annual growth in operating expenses. In the first case, this is explained by the rollout of retail ADSL, and in the second case it is because of the centralized handset purchase model, greater expenses at the European operators, and the change in the accounting consolidation perimeter.

Control over bad debt continues to show positive progress. In this way, the ratio of bad debt to revenues totaled 2.3% in September 2002, representing an improvement of 0.8 percentage points over last year, basically due to Telefónica de España (1.5% vs. 2.4%), which faced bad debt from PUT-Public Use Telephony- traffic resellers in 2001, and a slight improvement over June 2002 (0.1 percentage points). It should be noted that Telefónica de Argentina reached a 7.7% ratio compared to the more than 9% it had registered during the first and second quarters of the year.

As a result of the performance described above in revenues and operating expenses, the cumulative EBITDA for the nine months of the year totaled 8,928.9 million euros, 7.4% below the level reached in the same period of 2001. If this percentage were adjusted for the exchange rate and the change in perimeter, EBITDA would have grown 4.0%. The EBITDA margin registered a 0.1 percentage point improvement over June, placing it at 41.6%, the highest level of the fiscal year.

Broken down by geographic area, as for revenues described above, Spain is significantly increasing its contribution to the consolidated EBITDA (67.6% vs. 58.3% last year), and Argentina falls to 3.4% (11.4% in September 2001). Brazil, in spite of the depreciation of its currency, holds steady its contribution around 21%.

Telefónica de España is the business line that contributes most to the Group’s EBITDA in absolute terms, representing 37.7%. This reverts the previous trend, according to which as of September 2001 Telefónica Latinoamérica was the strongest contributor (40.0% versus 29.5% as at the end of the third quarter 2002). Telefónica de España’s cumulative EBITDA as of September totaled 3,370.1 million euros, representing a year-over-year drop of 3.3%, 3 percentage points less than during the first half of the year. This improvement follows the recovery expected over the year, in line with the forecast announced for an EBITDA at year’s end similar to last year’s (in revenues, Telefónica de España expects an absolute figure similar to 2001). In quarterly terms, Telefónica de España’s EBITDA changed the downward year-over-year trend of the first quarters of the year (-10.3% and -2.2%, respectively), by growing 4.0%.

The cellular business has experienced the greatest growth in its contribution to the Group’s consolidated EBITDA. It represented 26.9% in September 2001 and 32.5% on the same date of 2002. Thus, in absolute value, the EBITDA of cellular business has reached 2,905.5 million euros, 12.2% more than for the same period last year, with a 41.2% margin (40.9% in June), driven once again by the margins attained by Telefónica Móviles España (51.9%).

The EBITDA of Telefónica Latinoamérica fell 31.7% to 2,635.1 million euros from the first nine months of 2001, due to the depreciation in local exchange rates against the euro. If this impact were excluded, the drop in the EBITDA would be reduced to 4.1%, since the good performance of Telesp in local currency (+9.4%) was unable to offset the drops of the rest of the operators also in local currency (TASA -18.7% -from the period consolidated the previous year-, CTC -9.4%, and TdP -7.3%).

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

The operating profit (EBIT) up to September fell 8.5% to 3,805.5 million euros, as a consequence of a 6.6% year-over-year reduction in depreciations (-1.6% in the first half of the year) due to the greater effect of the exchange rate.

Financial expenses rose 2,010.9 million euros during the first nine months of the year, 49.3% over the same period last year. This growth, however, is driven by the depreciation of the Argentine peso over the period, which placed it at 608.3 million euros. If these effects were excluded, the amount of financial expenses during the nine months of the year would have been 1,402.6 million euros, a level similar to the same period last year.

Net debt at the end of the third quarter 2002 was 24,575.0 million euros, down 4,366.6 million euros from the debt at the end of 2001 (28,941.6 million euros). Two factors contributed to the net debt reduction: the Group’s generating operating cash flow of 3,162 million euros over the period, and by the 2,585 million euro drop in the value of debt not denominated in euros, resulting from the euro’s appreciation against the dollar and Latin American currencies. The debt reduction, caused by these two factors was slightly offset by financial investments over the period (1,174 million euros), and the debt increase due to movements in financial accounts (206 million euros), including the changes in the consolidation perimeter.

In the first nine months of the year, the Group’s tangible and intangible investments rose to 2,503.7 million euros, 51.7% down from the same period of 2001, and an 11.7% of consolidated revenues. This decrease occurred in all of the Group’s business lines, although Telefónica Latinoamérica continues to stand out, falling 77.9% year over year, due to strict control policies and the rationalization of capex after the attainment of Anatel targets at Telesp, the crisis in Argentina and the impact of the exchange rate. Nevertheless, the cyclical component of capex should be taken into account. This behavior should therefore not be extrapolated to the end of the year.

Regarding the aforementioned impact of the Argentine peso devaluation, the exchange rate of the Argentine peso in recent times has not produced new effects of any significance on the consolidated and individual results of Telefónica Group.

One matter still to be resolved in this country’s economy is the required renegotiation of Telefónica de Argentina’s future rates, after the issuance of Law 25,561 of January 6, 2002, which established that rates are denominated in pesos at the exchange rate of 1 pesos to 1 US$.

It is also noteworthy that the measures the Argentine Government adopted have an effect on Telefónica Group’s financial statements, which in turn could at some time cause in some of the managed companies in that country, equity imbalances such as, for example, negative equity, the inability to meet short-term foreign currency debt amortization obligations due to limitations on the convertibility of the peso, the need to cover accelerated payments of financing received, etc.

To the extent that the aforementioned circumstances have not occurred at publication of these quarterly results, and since their actual occurrence is at yet uncertain, it has not been possible to quantify their possible impact on the consolidated financial statements as of September 30, 2002.

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

SELECTED FINANCIAL DATA

Telefónica Group Selected Financial Data

Unaudited figures		(Euros in millions)

	January-September		% Chg. 02/01
	2002	2001

Operating revenues	21,467.0	23,083.4	(7.0)
EBITDA	8,928.9	9,641.2	(7.4)
Operating profit	3,805.5	4,157.4	(8.5)
Income before taxes	(5,480.1)	1,979.8	c.s.
Net income	(5,036.1)	1,591.0	c.s.
Net income per share	(1.04)	0.33	c.s.

Avg. No. of shares, millions (1)	4,860.7	4,775.4	1.8

(1) Average number of shares of the period. It includes the issuance of new shares with respect to convertible bonds, weighted for the number of days listed. Bonus capital increases charged to reserves, which do not involve any change in the ownership structure, are considered as of 1st of January.

Note: The total number of shares at the end of the period is 4,860,661,286 shares.

Telefónica Group Results by Companies

Unaudited figures							(Euros in millions)

	REVENUES			EBITDA			OPERATING PROFIT
	January-September			January-September			January-September

	2002	2001	% Chg.	2002	2001	% Chg.	2002	2001	% Chg.

Telefónica de España G.	7,684.9	7,670.6	0.2	3,370.1	3,483.3	(3.3)	1,333.4	1,368.6	(2.6)
Cellular Businesses	7,048.1	6,387.3	10.3	2,905.5	2,590.7	12.2	1,862.9	1,594.0	16.9
Telefónica Latinoamérica G.	5,434.2	7,605.7	(28.6)	2,635.1	3,856.4	(31.7)	1,055.6	1,913.2	(44.8)
Telefónica Data G.	1,300.4	1,365.4	(4.8)	110.8	32.8	237.7	(43.5)	(102.1)	(57.4)
Terra-Lycos G.	465.4	526.5	(11.6)	(116.3)	(211.9)	(45.1)	(226.8)	(321.3)	(29.4)
Directories Businesses	415.6	421.4	(1.4)	116.6	82.6	41.1	95.4	63.1	51.1
Admira Media G.	724.2	1,005.8	(28.0)	77.6	82.2	(5.5)	37.9	24.1	56.9
Atento G.	435.6	471.5	(7.6)	30.5	36.9	(17.3)	(29.7)	(22.7)	30.9
Others affiliates	737.1	446.5	65.1	(160.9)	(189.1)	(14.9)	(291.3)	(291.8)	(0.2)
Eliminations	(2,778.6)	(2,817.6)	(1.4)	(40.2)	(122.7)	(67.3)	11.7	(67.8)	c.s.

Group	21,467.0	23,083.4	(7.0)	8,928.9	9,641.2	(7.4)	3,805.5	4,157.4

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Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

Telefónica S.A. Consolidated Income Statement

Unaudited figures				(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	21,467.0	23,083.4	(7.0)	6,831.5	7,780.7	(12.2)
Internal expend capitalized in fixed assets (1)	397.7	483.8	(17.8)	164.2	160.2	2.5
Operating expenses	(12,588.4)	(13,326.6)	(5.5)	(4,045.5)	(4,411.8)	(8.3)
Supplies	(5,206.7)	(5,116.5)	1.8	(1,726.5)	(1,663.5)	3.8
Personnel expenses	(3,641.6)	(3,969.0)	(8.2)	(1,123.1)	(1,282.5)	(12.4)
Subcontracts	(3,426.4)	(3,841.4)	(10.8)	(1,107.2)	(1,319.6)	(16.1)
Taxes	(313.8)	(399.8)	(21.5)	(88.6)	(146.2)	(39.4)
Other operating income (expense) net	(347.3)	(599.4)	(42.1)	(97.0)	(244.5)	(60.3)

EBITDA	8,928.9	9,641.2	(7.4)	2,853.2	3,284.6	(13.1)

Depreciation and amortization	(5,123.4)	(5,483.8)	(6.6)	(1,562.7)	(1,865.1)	(16.2)

Operating profit	3,805.5	4,157.4	(8.5)	1,290.5	1,419.4	(9.1)

Profit from associated companies	(415.5)	(278.1)	49.4	(162.5)	(97.8)	66.3
Financial income (expense) net	(2,010.9)	(1,346.8)	49.3	(401.9)	(420.0)	(4.3)
Amortization of goodwill	(503.0)	(645.7)	(22.1)	(157.9)	(162.5)	(2.8)
Extraordinary income (expense) net	(6,356.3)	92.9	c.s.	(199.0)	(110.4)	80.2

Income before taxes	(5,480.1)	1,979.8	c.s.	369.2	628.8	(41.3)

Income taxes	206.3	(655.0)	c.s.	103.5	(195.9)	c.s.

Net income before minority interests	(5,273.8)	1,324.8	c.s.	472.7	432.9	9.2

Minority interests	237.8	266.2	(10.7)	65.5	9.5	586.5

Net income	(5,036.1)	1,591.0	c.s.	538.1	442.4	21.6

Average shares (millions) (2)	4,860.7	4,775.4	1.8	4,860.7	4,860.7	0.0
Net income per share	(1.04)	0.33	c.s.	0.11	0.09	21.6

(1) Including work in process.

(2) Average number of shares of the period. It includes the issuance of new shares with respect to convertible bonds, weighted for the number of days listed. Bonus capital increases charged to reserves, which do not involve any change in the ownership structure, are considered as of 1st of January.

Note: The total number of shares at the end of the period is 4,860,661,286.

JANUARY - SEPTEMBER 2002 RESULTS      10

Telefónica
TELEFÓNICA GROUP

TELEFÓNICA GROUP

Telefónica S.A. Consolidated Balance Sheet

Unaudited figures	(Euros in millions)

	September		% Chg. 02/01
	2002	2001

Subscribed shares not paid-in	327.2	391.8	(16.5)
Long-term assets	56,091.6	65,224.8	(14.0)
Start up expenses	626.4	654.5	(4.3)
Intangible net assets	16,637.3	20,409.5	(18.5)
Fixed net assets	26,843.8	36,520.6	(26.5)
Investment	11,984.1	7,640.2	56.9

Goodwill on consolidation	7,488.5	9,320.2	(19.7)
Deferred expenses	632.3	829.8	(23.8)

Current assets	10,798.6	15,798.8	(31.6)
Inventories	610.9	824.8	(25.9)
Accounts receivable	6,862.1	10,139.6	(32.3)
Short-term investments	2,279.8	3,043.3	(25.1)
Cash and banks	514.6	580.0	(11.3)
Others	531.1	1,211.1	(56.1)

Assets = Liabilities	75,338.2	91,565.4	(17.7)

Shareholder’s equity	17,184.8	26,208.7	(34.4)
Minority interests	9,198.6	8,214.2	12.0
Badwill on consolidation	12.6	23.5	(46.2)
Deferred income	1,301.8	1,252.6	3.9
Provisions for risks and expenses	10,026.1	6,386.1	57.0
Long-term debt	20,782.6	22,526.4	(7.7)
Accrued taxes payable	1,794.7	2,470.3	(27.3)
Short-term debt including current maturities	6,777.1	10,827.4	(37.4)
Interest payable	318.5	332.1	(4.1)
Other creditors	7,941.3	13,324.2	(40.4)

Financial Data
Consolidated net debt (1)	24,575.0	29,730.5	(17.3)
Consolidated debt ratio (2)	45.5%	43.9%	1.6p.p.

(1) Net debt: Long-term debt (excluding debt with minority partners) + Short-term debt including current maturities—Short-term investments—Cash and banks.

(2) Debt ratio: Net debt /(Shareholders’ equity + Minority interests + Deferred income + Accrued taxes payable + Net debt)

JANUARY - SEPTEMBER 2002 RESULTS      11

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP

Telefónica de España Group cumulative results as of September 2002 reflect the performance expected in the fixed telephony business for this year. Operating revenues and EBITDA grew in the third quarter 2002 by 1.7% and 4.0%, respectively, compared to the same quarter last year. In cumulative terms, this indicates that, as previously announced, the downward trend from last year continues to trail off and that the forecast for the end of the year of attaining levels in both revenues and EBITDA similar to those of 2001 continue to hold. This forecast includes the tariff reductions made on October 31, 2002 (provincial traffic –9.69%, domestic long distance –10.41%, international –19.00%, fixed-to-mobile –13.00% and connection fees –37.37% ) which together with the price increase for the information services calls (+18.59%) enable the company to comply with the CPI-8% price cap set by the Regulator for year 2002.

It is important to note the very low growth experienced by Spain’s fixed telecommunications market, where the government also subjects the dominant operator to a very demanding regulatory framework. The estimated loss of market share for the access business rose to 6.1% as of September (maintaining the trend of previous quarters), where cable operators showed growth at their competitors’ expense and now represent 78% of the total lines won over by the competition. This loss of market share has translated into a decrease of 350,460 analog lines and ISDN basic access lines from the beginning of the year. On the other hand, the estimated number of preselected lines totaled 1,654,594. Of these, 1,287,758 (77.8%) are globally preselected lines. The reduced growth of preselected lines during the third quarter is influenced by lower activity during summer vacations.

The total estimated volume of minutes processed by Telefónica de España reached 108,040 million, which indicates a 5.7% increase as of September. Outgoing traffic, which totaled 72,886 million, was down 1.4% mainly due to the 7.4% decrease in local traffic; this effect has not been entirely offset by Internet traffic, whose growth, which continues to slow as compared to previous quarters, is 1.6%. This slowdown of Internet traffic, which totaled 26,491 million minutes, is mainly due to the effect of replacing switched Internet traffic with ADSL service. In other outgoing traffic, it is worth highlighting the 4.7% decrease in domestic long distance minutes. International traffic also fell 24.0%, because of the loss in market share, which took place after rationalization of the traffic reseller business. On a positive note, it is important to mention that provincial traffic grew 20.4% and fixed-to-mobile grew 4.5% as of September.

Voice traffic (outgoing-Internet) was down 3.1% in the first nine months of the year mainly due to the aforementioned decrease in local traffic.

Incoming traffic continues to maintain sustained growth of 24.3% and totals 35,155 million minutes.

The total number of franchised plans reached 4,026,297 as of September, presenting a net loss of 73,394 plans for the quarter. Local traffic bond subscribers dropped to 2,694,614 from 2,748,671 in June 2002. These decreases were due both to less activity during the summer vacations and the inability of Telefónica de España to launch new discount plans after the Economic Ministry rejected the plans originally submitted by Telefónica for approval. Worth noting is the plan launched at the beginning of 2002,

JANUARY - SEPTEMBER 2002 RESULTS      12

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

the Plan de Ahorro Larga Distancia (a free plan that means up to 12% discount depending on monthly consumption), which as of September has a total of 238,453 subscribers.

The minutes per line per day, as measure of total usage, totaled 22.05, up 6.2% from last year. Traffic from the Internet business (+2.1%) and the Wholesale business (+24.9%) are the main growth enablers.

Value-Added Services continue their upward trend, and the number of active voice mailboxes as of September was 10,854,509. The number of Caller ID Subscribers was 4,940,916, up 61.8% from September 2001. Of special note is the recent launch of a new Value-Added Service, Text Messaging Services, which allow text messages to be sent from a fixed telephone.

In this context, Telefónica de España Group’s accumulated operating revenues as of September rose 0.2% over the same period last year, increasing to 7,684.9 million euros. Operating revenues for Telefónica de España parent company counted 7,354.0 million euros, down 0.6%, a clear improvement over the 2.8% decrease at the end of the first quarter and the accumulated decrease of 1.1% at the end of the second quarter.

Revenues from the traditional business, which totaled 5,838.1 million euros and represented 79.4% of the total revenues, fell 1.9% as of September. This decrease reflected the impact of Price Cap price cuts made in 2001 and 2002, partially offset by the increase in the monthly fee for basic telephone service. Effective revenues from usage (voice) were down by 13.8% compared to last year, mainly due to the 11.5% fall in the average effective revenue per minute, which represents a slight recovery over the accumulated figures as of June 2002.

Revenues from the wholesale business, 1,038.2 million euros, continue with the slight downward trend expected, -3.8%, after the application in August 2001 of the interconnection price decrease pursuant to the Reference Interconnection Offer (OIR 2001), together with the application of a Interconnection by Capacity model also defined in OIR 2001. These two factors, which had negative effects on the revenues of the wholesale business, have been partially offset by the revenue growth in the ADSL Wholesale business.

Revenues from the Internet and Broadband business totaled 477.7 million euros and grew 30.8% over the figure for 2001, as of September.

Revenues from narrowband Internet traffic decreased by 20.6% due to the migration of Internet switch traffic to ADSL and the growth of traffic during off peak time due to internet flat rates.

Revenues from the retail ADSL business, commercially launched in September 2001, reached 170.7 million euros, and users of this service, which as of September rose to 461,973, represent 52.7% of the total Broadband accesses of the market in Spain. Total ADSL end users reached 747,019, presenting net additions for the quarter of 86,158 and an average daily installation rate in the third quarter of 2,205. Both figures are below those of the second quarter 2002 due to less activity during summer vacations. Demand recovered noticeably in the month of October, when a 78,000 ADSL lines net addition was achieved and the entire ADSL plant in service totaled more than 825,000

JANUARY - SEPTEMBER 2002 RESULTS      13

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

users (data as of October 30). This will allow the company to reaffirm the objective of having of 900,000 ADSL lines at the end of fiscal 2002. Revenues generated in the period for the entire Broadband business (including the wholesale business) rose to 235.9 million euros, growing 190.9%.

The growth of the ADSL business, along with the increase of the monthly subscription fee, contributed to a stronger composition of revenues, resulting, at the end of September, in fixed revenues as 52.0% of total revenues, 7.2 percentage points above last year.

Telefónica de España Group’s operating expenses reached 4,375.1 million euros, 4.6% more versus September 2001.

Telefónica de España Group’s personnel expenses, which reached 1,612.3 million euros, grew by 3.0% from the year before. The average workforce at Telefónica de España parent company was -0.5%, placing the number of employees at 40,851 at the close of the third quarter. In terms of lines per employee, average productivity is 517.0, 1.4% greater than in September 2001.

Telefónica de España Group’s supply expenses, totaling 1,988.4 million euros, rose 7.2%, mainly due to an increase in supply spending at Telefónica de España parent company, associated with higher fixed-to-fixed interconnection expenses, and, to a lesser extent, the impact of the ADSL business and Telyco that contributed to supply costs with its higher mobile terminal sales. Fixed-to-Mobile Interconnection expenses for the parent company, representing 66.4% of Telefónica de España Parent Company’s supply expenses, are holding virtually steady with last year, while Fixed-to-Fixed interconnection costs rose +34.5% because of growing competition.

Other operating expenses of Telefónica de España Group’s totaled 649.9 million euros, up 2.7% at the end of the period, against 8.6% during January-June. This year-over-year change was driven by lower expenses during July-September 2002 period in Telefónica de España Parent Company. This comes as a result of the effort in containing expenses as well as of the growing trend in 2001 derived from the retail ADSL roll out.

Among other operating costs, provisions for bad debts as of September fell 39.2% at Telefónica de España for the January-September period as a result of the control initiatives that were carried out and the extraordinary charges in the traffic resale business during the third quarter 2001, a non-recurring expense in 2002.

Telefónica de España Group’s EBITDA as of September 2002 rose to 3,370.1 million euros, representing a year-over-year decrease of 3.3% compared to a cumulative decrease of 10.3% in March, and 6.3% in June. The Group’s EBITDA margin now stands at 43.9%, 1.6 percentage points below September 2001, while the parent company’s EBITDA was at 45.7%, 1.2 percentage points below last year.

As stated above, Telefónica de España Group’s third quarter results reveal a trend of recovery from the same quarter last year. Thus, operating revenues for the third quarter rose from the same quarter last year by 1.7%. (The change for 1Q02/1Q01 was -2.7%; for 2Q02/2Q01 was +1.6%). The EBITDA fell 10.3% and 2.2% in 1Q and 2Q, respectively, rising 4% in the July-September period from the same period last year.

JANUARY - SEPTEMBER 2002 RESULTS      14

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

As a result of the company’s operating performance and Telefónica de España’s decreasing amortization levels, which fell 3.7% because of fewer investments made in the period and the increase in the fully amortized plant in service, Telefónica de España Group’s operating results totaled 1,333.4 million euros, 2.6% below the results obtained in September 2001 (-22.6% in March and –12.0% in June). Operating results for the third quarter this year rose by 29.5% over the same quarter last year.

Tangible and Intangible Investments of the parent company as of September 2002 totaled 1,133.9 million euros, down 9.1% from the same period last year.

Of the total tangible and intangible investments, 54.1% are for recurring investments making up our Traditional Business (PSTN, ISDN, Circuits), while the other 45.9% was allocated for business-transforming investments, fundamentally the rollout of ADSL and new services run on broadband.

Telefónica de España operating company Free Cash Flow, defined as the EBITDA minus capex, minus net financial expenses and less corporate taxes, rose to 1,765.8 million euros, up 14.5% from September 2001.

JANUARY - SEPTEMBER 2002 RESULTS      15

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

Telefónica de España Selected Operating Data

Unaudited figures

	September		% Chg. 02/01
	2002	2001

Lines in service (thousands) (1)	21,118.8	20,885.7	1.1
PSTN lines	15,627.1	16,188.3	(3.5)
ISDN basic access	868,734	773,985	12.2
ISDN primary access	16,281	15,493	5.1
ADSL connections	747,019	223,158	234.7
Employees	40,851	40,948	(0.2)
Lines/employees (1)	517.0	510.1	1.4
Traffic (millions of minutes)	108,040	102,306	5.7
% ADSL coverage (2)	82.0%	81.1%	0.9 p.p.

(1) Basic telephony lines (including public telephones, Ibercom, ISDN—basic access-, ADSL connections and connections lines with PABX)

(2) Degree of effective ADSL coverage for Basic Service.

Telefónica de España Operating Revenues (Individual)

Unaudited figures				(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg

Revenue derived from usage	3,891.1	4,372.4	(11.0)	1,288.3	1,405.3	(8.3)
Local	1,185.8	1,360.3	(12.8)	347.5	403.0	(13.8)
Provincial	361.4	423.7	(14.7)	116.2	140.4	(17.2)
Domestic long distance	499.8	700.1	(28.6)	151.6	222.0	(31.7)
International long distance (outgoing) (1)	287.7	509.4	(43.5)	92.3	172.2	(46.4)
Fixed to mobile	1,122.2	1,117.5	0.4	385.7	375.7	2.7
Interconnection International (Incoming)	218.1	224.1	(2.7)	73.8	83.8	(12.0)
Interconnection National Operators (1)	322.4	374.8	(14.0)	118.7	128.9	(7.9)
Others (2)	(106.4)	(337.6)	(68.5)	2.5	(120.7)	(102.1)

Monthly fee	2,845.4	2,461.3	15.6	955.5	822.8	16.1
Connection fee	197.2	200.0	(1.4)	59.1	69.4	(14.8)
Customer equipments	236.8	200.6	18.0	72.6	64.5	12.5
Others	183.6	164.3	11.7	48.3	51.0	(5.3)

Total operating revenues	7,354.0	7,398.6	(0.6)	2,423.8	2,413.0	0.4

(1) Net of foreign participation.

(2) Including discounts, special services, IRIS services and others.

Note: 2001 local revenues include Internet revenues billed at destination.

JANUARY - SEPTEMBER 2002 RESULTS      16

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

Telefónica de España Group Consolidated Income Statement

Unaudited figures				(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	7,684.9	7,670.6	0.2	2,553.7	2,510.8	1.7
Telefónica de España	7,354.0	7,398.6	(0.6)	2,423.8	2,413.0	0.4
Others and eliminations	330.9	272.0	21.6	129.9	97.8	32.8
Internal expend capitalized in fixed assets (1)	125.0	130.3	(4.1)	42.9	41.4	3.8
Operating expenses	(4,375.1)	(4,183.1)	4.6	(1,497.7)	(1,432.4)	4.6
Other operating income (expense) net	(64.6)	(134.6)	(52.0)	(14.4)	(76.7)	(81.2)

EBITDA	3,370.1	3,483.3	(3.3)	1,084.6	1,043.1	4.0

Depreciation and amortization	(2,036.7)	(2,114.7)	(3.7)	(683.4)	(733.3)	(6.8)

Operating profit	1,333.4	1,368.6	(2.6)	401.2	309.8	29.5

Profit from associated companies	(1.3)	(1.3)	(0.1)	(0.4)	(0.7)	(42.6)
Financial income (expense) net	(291.6)	(299.7)	(2.7)	(90.2)	(95.6)	(5.6)
Amortization of goodwill	(7.3)	(0.5)	n.s.	(0.8)	(0.4)	135.4
Extraordinary income (expense) net	(247.1)	164.8	c.s.	(99.1)	35.2	c.s.

Income before taxes	786.1	1,231.9	(36.2)	210.6	248.4	(15.2)

Income taxes	(165.8)	(330.4)	(49.8)	(57.7)	(67.3)	(14.3)

Net income before minority interests	620.3	901.6	(31.2)	153.0	181.1	(15.5)

Minority interests	(0.1)	(0.0)	n.s.	(0.0)	(0.0)	n.s.

Net income	620.2	901.5	(31.2)	152.9	181.0	(15.6)

(1) Including works in process

JANUARY - SEPTEMBER 2002 RESULTS      17

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

TELEFÓNICA LATINOAMÉRICA GROUP

Beginning 2002, the fiscal year of Telefónica de Argentina and Cointel runs from January to December, coinciding with the rest of the Group’s companies. However, Telefónica Latinoamérica’s 2001 financial statements include the accounts of TASA and Cointel, with a one-quarter delay (October 2000—June 2001).

The nine months of the year were affected by the instability of Latin American markets, reflected in the negative behaviour of the currencies, which, up to September, continue to depreciate against the dollar. In year-over-year terms, all currencies show significant fluctuations versus the dollar (Brazilian real, -14.4%; Argentine peso, -67.0%; Chilean peso, -7.2%; and Peruvian sol, -4.4%). This downward trend in the exchange rates, coupled with a 3.2% depreciation of the dollar against the euro, has had a significant impact on Telefónica Latinoamérica’s results, raising the 4.1% decrease in EBITDA in constant currency to 31.7% in current euros. Despite this evolution, and thanks to the effort to rationalize capex, a noticeable increase in aggregate FCF of operators has been recorded, reaching 1,557.8 million euros, 45.4% more than last fiscal year.

Operating revenues totaled 5,434.2 million euros, down 0.7% in constant euros (-28.6% in current euros), because the growth in Telesp’s revenues has not offset lower revenues in TASA and CTC:

■	Telesp: revenues rose 10.6% in local currency thanks to an increase of the average lines in service and the tarrif increase at the end of June, which has offset the fall in local traffic per line.

■
TASA: the 14.7% drop in revenues (-14.0% from the same period last year) is the result of the economic crisis that is having an impact on the decrease in lines in service and in use per line, especially for long distance.

■
At CTC, revenues fell by 5.7% in local currency affected by the cannibalization of the mobile telephony sector and the deterioration of the market for long distance, and also by the change in the contract with Publiguías, and the consolidation of Sonda by the equity method since September 2002.

■	TdP’s revenues, which grew slightly (+0.4%) in local currency, were affected by increased long distance competition, which has led to price pressure, which has had a negative impact on market share.

Telefónica Latinoamérica’s total operating expenses rose to 2,886.0 million euros, with slight year-over-year growth of 0.7% in constant euros (-26.5% in current euros), a -3.8% drop if interconnection costs are excluded. The effort to contain costs is reflected in virtually all operators, particularly:

■
Telesp; although its costs were up by 9.3%, year-over-year growth was achieved due to greater business activity at the company level, with lower personnel expenses stemming from the restructuring of the workforce.

■	TASA reduced its expenses by 21.1% in local currency (-7.5% from the same period last year) as a result of the cost-control policy implemented throughout the

JANUARY - SEPTEMBER 2002 RESULTS      18

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

organization. The successful costcutting came despite a greater provision for bad debts and the effect of the dollarization of some expenses.

■	As for CTC, the 3.6% drop in local currency also reflects the lower personnel expenses associated with the layoff plans implemented in June 2001.

■	TdP’s expenses grew 4.0%, which remained practically unchanged if interconnection costs are excluded.

As a result of this development of revenues and expenses, the EBITDA for the first nine months totaled 2,635.1 million euros, with a decrease of 31.7%. The exchange rate depreciation explains nearly 28 percentage points of this drop, and if this effect is eliminated the EBITDA evolution would be -4.1%, reflecting decreases at the various operators (TASA -18.7% considering the period consolidated in 2001, CTC -9.4%, TdP -7.3%). The positive behavior of Telesp (+9.4% in local currency) cannot offset these results.

In non-operating results, the nonrecurring items deserves mention. This reached -109.5 million euros versus +13.9 million euros up to September 2001, a period in which a capital gain was registered from the sale of the interest in Cablevisión (256 million euros). Extraordinary income primarily include expenses associated with the workforce restructuring plans implemented at the various operators (CTC in October, Telesp in May, and Telefónica del Perú in June) and the adjustments in the market value of holdings in publicly traded companies.

Net financial results total -1,101.6 million euros, including the effect of the adjusted debt in Argentina (TASA, THA and Cointel) to the exchange rate at the end of the period (3.74 pesos per US$1), which totals -521.5 million euros (in the first semester, 589.2 million euros were registered). This effect is in addition to the one recorded at the close of 2001 on Telefónica Latinoamérica’s financial statements, which showed an exchange rate of 1.7 pesos per US$1 (460.0 million euros). If the effect of the Argentine peso devaluation were isolated, the net financial result for the January-September period would be -580.1 million euros, down 2.8% from the same period last year as a result of lower interest rates and lower average debt at the various operators. The exception is Telesp, where the average debt, although down from the month of January, is 44% above last year (in local currency) because of the investment effort carried out in 2001.

Up to September, Telefónica Latinoamérica accumulated a positive tax provision of 52.6 million euros versus a negative tax of 319.6 million euros in 2001, mainly from deductions in Exporter Activity and Deferment for Reinvestment in TISA totaling 67.5 million euros, in addition to losses for exchange differences due to the devaluation of the Argentine peso. These two effects are able to offset the tax provisions of the rest of the operators and holdings.

Due to all of this, the net result totals -195.6 million euros versus a profit of 851.3 million euros registered in September 2001.

Total CAPEX, on aggregate, totaled 439.4 million euros, down from year over year by 77.9%, as a result of the effort in rationalizing investments and the exchange rate effect, which places the CAPEX to revenues ratio at 8.1% as opposed to 26.0% in September 2001.

JANUARY - SEPTEMBER 2002 RESULTS      19

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

As of the end of September, Telefónica Latinoamérica is managing 21.5 million lines, a volume somewhat less than last year (-0.6%), mainly due to fewer lines in service at TASA and Telesp, and to a lesser extent at CTC. Last quarter, Telesp presented positive net adds in lines in service, which partially offset the negative net adds in the first half of the year, thanks to the disconnection containment actions which began to be implemented in recent months. In the last two months a stabilization in the number of TASA disconnections has been observed, thanks in part to the line recovery measures (“zero line”, “line control” and the recently launched “recovery line”).

ADSL and Cablemodem users (404,065 at the end of September) were up 136.5%, basically because of the strong increase seen at Telesp (+115.5%). Furthermore, commercial efforts made by CTC and TDP reflected in costumers net gain in 3Q02 of 11,000 and 9,000 respectively.

The fixed workforce of the combined operators at the end of September totaled 25,388 employees (27,388 including TdP affiliates). Since September, Sonda’s workforce has not been included because 25% of the holdings in this company have been sold. Since December 2001, a cut of 1,600 employees was registered in the fixed line operators, pursuant to the various restructuring plans the operators are carrying out.

Brazil

Last July 26, Telesp began operating national long distance service from Sao Paulo, complementing Telesp’s international long distance service from Sao Paulo launched by the company last May 7. In both services, Telesp is now the operator with the second highest market share behind Embratel, having an estimated market share of 26.0% in International Long Distance and 24.8% in National Interstate Long Distance. On the other hand, Telesp continues to be Sao Paulo’s leader in Intrastate Long Distance, where it attained an average estimated market share of 80% for the period.

As of September, the lines in service totaled 12.6 million, holding steady at the same levels of September 2001. However, there was a new trend in the evolution of the lines in service during the first quarter of 2002 mainly due to the customer disconnections control plan and recovery of bad debts (a more flexible model for financing outstanding debt, scoring of applicants and “restricted line”) that have been applied in recent months. Thus, in this quarter, a positive net adds of lines was registered, with 49,333 customers versus -104,491 in the first half of the year. This postive trend has been maintained in October, when the company registered a net adds of 44,219 lines.

ADSL lines in service as of September 2002 totaled 306,539, with year-over-year growth of 115.5%, following the strong increase in the rate of installation of new lines starting in the second quarter, which was the result of the various promotions that were launched.

In the first nine months of 2002, revenues registered by the company increased 10.6% in local currency (-8.4% in euros) thanks to the increase in average lines in service (+8.0% from year over year), the tariff increase for local services (10.4% in June 2001 and 8.3% in June 2002), and the launch of new long distance services. However, there was a slight slowdown of inter-annual growth in revenues over previous quarters (+11.5% in the first half of the year), due to the stabilization of operations this year as

JANUARY - SEPTEMBER 2002 RESULTS      20

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

compared to the strong growth shown in the previous year. On the other hand, the company’s operating expenses rose 9.3% in local currency due to greater business activity and the launch of long distance services, as well as the increase in spending for the provision for bad debts, (Telesp has applied a more conservative provision policy since May 2001, with the rate of bad debts over revenues reaching 3.7% cumulative as of September). At the same time, there was a 10.7% drop in personnel expenses due to the workforce restructuring carried out at the end of 2001 and middle of 2002, which led to a year-to-year workforce reduction of 19.8%, elevating the ratio of lines per employee by 24.3% to 1,254. The improved evolution in revenues versus expenses has allowed for a 9.4% increase in the EBITDA in local currency.

In this fiscal year, after reaching regulatory targets for 2001, investments were strongly down (-78.9% from year to year in euros). Investment levels positioned the CAPEX to revenues ratio at 15.7% in local currency versus 52.2% for the same period last year.

All of these factors have led to a generation of Free Cash-Flow of 858.5 million euros versus a negative FCF of -89.6 million euros accumulated as of September 2001. A significant improvement was observed in the last quarter, with a 66.1% increase in euros compared to the first half 2002.

Argentina

The deterioration of the Argentine economy and the uncertainty of the country’s political panorama affected the evolution of TASA’s results up to September. The following macroeconomic variables deserve mentioning:

■
The depreciation of the peso to 3.74 pesos per US$1 produced negative exchange differences of 5,135 million pesos. According to Argentine accounting regulation, companies there established could not account for the effects of the devaluation of the peso on their 2001 financial statements once the devaluation occurred in 2002. Because of this, the results for TASA’s presented herein include the total effect of the devaluation.

■
Despite the fact that price increases have been moderate in recent months, accumulated inflation up to September is 39.7% (30.5% accumulated as of June). The effect this price increase has had on TASA’s expenses is not being offset via the tariff increase because of the restrictions imposed by the Public Emergency Law.

■	Argentina’s shrinking economy up to September (13.4% reduction of the GDP) has had a strong impact on consumption, damaging the confidence indexes of consumers and businesses.

In this environment, TASA’s revenues have decreased 14.0% (-72.5% in euros) because of a lower customer base as well as lower consumption, mainly in the long distance business. As far as operating expenses, the company has implemented a strict cost cutting measures in spite of which the accumulated EBITDA as of September (312.6 million euros) is 21.0% less in local currency, than that reported in the same period of 2001 and 74.8% lower in euros, and the EBITDA margin dropped 4.5 percentage points to 50.1%.

JANUARY - SEPTEMBER 2002 RESULTS      21

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

To soften the negative effects of the crisis on the company’s results, TASA implemented a series of measures:

■
Focus on Cost Reduction: despite inflation and the fact that a portion of the expenses is dollarized (especially those associated with infrastructure rental), cost-control policies and, to a lesser extent, lower on business activity have enabled the company to reduce operating expenses from 2001 by 7.5% in local currency. Excluding the costs of the provision for bad debts and taxes, the year-over-year reduction is 13.0%.

■
Control of Bad Debts: TASA has intensified actions to recover debt, making their payment methods more flexible (bonds, financing plans) and by converting regular lines with late payment problems into pre-paid lines or with consumption control. Thanks to these actions, the percentage of bad debts over revenues, (7.7% versus 6.4% in 2001) has steadily improved in recent months (9.0% provision of bad debts over revenues in the first half of the year) due to the reduction of debt balances.

■
Lines in Service and Traffic: limited drop in lines in service compared to 2001 (-2.2%) thanks to the plan to retain customers and the conversion of regular lines into lower-service lines, which continue to generate traffic and allow bad debts to be controlled. These measures have permitted a slowdown in the decrease of local line traffic in recent months against the powerful year-over-year reduction in the first semester of the year (-9.7% in the last quarter versus -11.2% accumulated as of June), as well as a noticeable slowdown in the rate of lines disconnected. In the third quarter of the fiscal year, negative net additions of 24,000 lines were registered compared to 109,000 in the first half of the fiscal year.

■
CAPEX Control: TASA reduced investments by -74.2% in local currency versus last year (-93.6% in euros). This decrease is the result of strong capex restrictions and the renegotiation of foreign currency contracts, which has offset the negative impact of the devaluation.

■
Free Cash Flow of 27.3% over Revenues: Control on operating expenses and the rationalization of capex has enabled TASA to continue to generate a Free Cash-Flow level of 170.3 million euros as of September.

Chile

In September, the sale of 25% of SONDA, an information service company, took place, having a net impact on nonrecurring results of -2.9 million euros. 35% of this company is being held and it is consolidated by the equity method instead of global integration method carried till the month of August.

At the operating level, Telefónica CTC presented a 1.1% decrease in lines in service because of the disconnection of 47,000 lines, that were suspended for problems of bad debt in the last quarter. In the long distance business, despite the market’s poor performance, CTC continued to increase its estimated market share in DLD to 39.1% and International Long Distance to 32.2% (0.9 and 4.4 percentage points over June, respectively), thanks to a more stronger commercial effort.

Telefónica CTC Chile’s revenues as of September totaled 837.1 million euros, 5.7% less in local currency than the figure for the same period of 2001 (-15.3% in euros). It

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

should be mentioned that this evolution was affected by the changes, in 2001, in the contract conditions with Publiguías, that imply less revenues since September 2001, as well as the consolidation of one month less from Sonda in 2002. If these effects are eliminated, CTC’s revenues would only fall -2.8% in local currency, with negative impacts on the changes in revenues from local telephony (-2.6%) because of fewer billable lines and a drop in traffic due to the economic situation and the Fixed to Mobile cannibalization. The long distance business maintains revenues in line with last year (+1.4% in local currency; -9.0% in euros), despite the contraction shown in the market, thanks to the increases in average prices. Positive developments continue in ADSL with more sales and revenues in recent months.

Control over operating expenses is being maintained, 3.6% less than last fiscal year (-13.4% in euros), a result of lower personnel costs due to the job cuts of June 2001 and of cost-control measures.

Accumulated EBITDA as of September is 346.0 million euros, down 9.4% in local currency from September 2001 (-18.6% in euros).

To adapt to the new market environment, at the end of October, CTC announced a restructuring plan that will affect some 840 employees of the fixed telephony operator, with an estimated initial cost of 18 million euros, already drafted in September results.

In line with other Group operators, CTC has registered a capex level 27.9% lower in local currency than for the same period 2001, which situates the capex to revenues ratio at 8.9%. This has led to a free cash flow generation of 204.5 million euros.

Peru

Telefónica del Perú closed the third quarter of 2002 with a 3.5% increase in lines in service (+3.0% in the first half of the year). This expansion is primarily based on Public Telephony (+17.5%) and on the commercialization of pre-paid products and consumption control (+20.8%). The latter contributes to maximizing the profitability of the existing installed plant and minimizing the risk of bad debts, currently representing 34.2% of the plant in service.

In the first nine months of the year, an operating revenues level slightly above the same period last year in local currency (+0.4%) was registered, mainly from the good performance of Public Telephony (+10.5%), in line with the positive performance this business showed in the first semester. Nevertheless, this evolution in revenues have been marked by compliance with a demanding regulatory framework: decrease of the interconnection fee in June 2001 and introduction of a price cap system beginning September 2001 (yearly IPC -6%), coupled with the entrance of the Multicarrier Dialing system last April 15. In this sense, long distance revenues fell 30.4%, primarily motivated by the Multicarrier Dialing system, which implies tariff decreases and losses in market share, and the downward slide in accounting rates, in line with international trends.

For operating expenses, there was a 4.0% increase in local currency, mainly explained by the 14.3% growth of interconnection costs. Excluding this effect, expenses would decrease by 0.2% in local currency, since the higher costs of public telephony, due to greater business activity, are absorbed by the 6.0% reduction in personnel expenses.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

EBITDA stands at 437.6 million euros, down 7.3% in local currency from year over year (-14.2% in euros), leading to an improvement of 2.8 percentage points, compared to the decrease shown during the first half of the year, thanks to the improved evolution of revenues (+0.4% as of September, compared to -0.7% as of June).

Telefónica del Perú leads the Broadband market through ADSL and Cablenet, and its efforts are reflected in a growth in customers, totaling 24,734 as of the end of September.

The company has made significant cuts in capex in the period (-55.3% in local currency), which has favored a relevant increase in free cash flow of 323.6 million euros (+16,8% in euros).

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

Telefónica Latinoamérica Group Companies Financial Data

Unaudited figures	(Euros in millions)

	January-September
	2002	2001	% Chg

Telesp
Operating revenues	2,998.3	3,273.1	(8.4)
EBITDA	1,540.9	1,701.6	(9.4)
EBITDA margin	51.4%	52.0%	(0.6 p.p. )

Telefónica de Argentina
Operating revenues	624.3	2,272.5	(72.5)
EBITDA	312.6	1,239.1	(74.8)
EBITDA margin	50.1%	54.5%	(4.5 p.p. )

Telefónica CTC Chile
Operating revenues	837.1	988.2	(15.3)
EBITDA	346.0	425.3	(18.6)
EBITDA margin	41.3%	43.0%	(1.7 p.p. )

Telefónica del Perú
Operating revenues	937.7	1,009.5	(7.1)
EBITDA	437.6	510.2	(14.2)
EBITDA margin	46.7%	50.5%	(3.9 p.p. )

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica CTC Chile and Telefónica del Perú include Sonda and CableMágico, respective.

Note: TASA modified its fiscal year, therefore, the data are for the January-September ‘01 and January-September ‘02 periods.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

Telefónica Latinoamérica Group Selected Operating Data

Unaudited figures

	January-September
	2002	2001	% Chg.

Lines in service (thousands)	21,491	21,611	(0.6)
Telesp	12,561	12,612	(0.4)
Telefónica de Argentina	4,423	4,521	(2.2)
Telefónica CTC Chile	2,721	2,752	(1.1)
Telefónica del Perú	1,785	1,725	3.5

ADSL connections	404,065	170,845	136.5
Telesp	306,539	142,271	115.5
Telefónica de Argentina	31,522	15,196	107.4
Telefónica CTC Chile	41,270	8,432	389.4
Telefónica del Perú (1)	24,734	4,946	400.1

% ADSL coverage
Telesp	78%	66%	12.3 p.p.
Telefónica de Argentina	57%	57%	0.0 p.p.
Telefónica CTC Chile	63%	46%	17.0 p.p.
Telefónica del Perú	48%	44%	4.0 p.p.

Total traffic (million of minutes) (2)	112,323	112,822	(0.4)
Telesp	61,183	58,064	5.4
Telefónica de Argentina	24,675	26,725	(7.7)
Telefónica CTC Chile	19,439	20,139	(3.5)
Telefónica del Perú	7,026	7,894	(11.0)

Employees (3)	27,388	32,517	(15.8)
Telesp	10,015	12,495	(19.8)
Telefónica de Argentina	8,418	8,800	(4.3)
Telefónica CTC Chile	3,934	6,182	(36.4)
Telefónica del Perú	5,021	5,040	(0.4)

Lines/Employees (4)	785	665	18.1
Telesp	1,254	1,009	24.3
Telefónica de Argentina	525	514	2.3
Telefónica CTC Chile	805	799	0.8
Telefónica del Perú	591	468	26.3

Note: The data for Telefónica CTC Chile are for Fixed Telephony (FTO) and Sonda. TdP data include FTO and Cablemágico. TASA modified its fiscal year, therefore, the data are for the January-September ‘01 and January-September ‘02 periods.

(1) For TdP, includes CABLENET lines in service.

(2) Includes total outgoing and incoming traffic billed: local, DLD and ILD and public telephones, except in Telesp.

(3) Telesp includes effective endowment made by Telesp, Assist and long distance in both September 2002 and September 2001. TASA includes effective endowment made by including Interactiva, a criterion adopted retroactively. In CTC, the number of employees as of September 2001 includes employees assigned to CSC for the current fiscal year.

(4) Ratio calculated with wireline company staff.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

Telefónica Latinoamérica Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	5,434.2	7,605.7	(28.6)	1,460.2	2,427.7	(39.9)
Internal expend capitalized in fixed assets (1)	52.5	143.4	(63.4)	9.7	54.8	(82.3)
Operating expenses	(2,636.4)	(3,575.5)	(26.3)	(721.5)	(1,098.2)	(34.3)
Other operating income (expense) net	(215.2)	(317.2)	(32.1)	(40.4)	(107.7)	(62.5)

EBITDA	2,635.1	3,856.4	(31.7)	708.0	1,276.6	(44.5)

Depreciation and amortization	(1,579.5)	(1,943.2)	(18.7)	(413.2)	(648.0)	(36.2)

Operating profit	1,055.6	1,913.2	(44.8)	294.9	628.6	(53.1)

Profit from associated companies	(4.6)	7.5	c.s	(9.1)	6.2	c.s.
Financial income (expense) net	(1,101.6)	(597.0)	84.5	(69.3)	(173.4)	(60.0)
Amortization of goodwill	(67.3)	(59.6)	12.9	(22.1)	(19.4)	13.8
Extraordinary income (expense) net	(109.5)	13.9	c.s	(61.1)	(78.2)	(21.9)

Income before taxes	(227.4)	1,277.9	c.s.	133.4	363.8	(63.3)

Income taxes	52.6	(319.6)	c.s.	(101.7)	(118.5)	(14.2)

Net income before minority interests	(174.8)	958.3	c.s.	31.7	245.3	(87.1)

Minority interests	(20.8)	(107.0)	(80.6)	(3.7)	(47.2)	(92.2)

Net income	(195.6)	851.3	c.s.	28.0	198.1	(85.9)

(1) Including works in process.

JANUARY - SEPTEMBER 2002 RESULTS      27

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Telefónica’s Cellular Business

Telefónica Móviles obtained net income in 3Q02 of 410.2 millions euros. This good performance implied that January-September 2002 losses were lower than those recorded in the first half of the year. In January-September 2002, Telefónica Móviles recorded a net loss of 3,923.0 million euros, mainly due to the recognition in the second quarter of the year of net extraordinary provisions amounting to 4,902.4 million euros associated with the write-down of assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland.

Excluding the impact of these net extraordinary provisions in the European operators outside Spain, consolidated net income for January-September 2002 would have amounted to 979.4 million euros, which would have led to a year-over-year growth of 46.1%.

The economic situation in some of the main Latin American countries, combined with exchange rate fluctuations, are one of the main reasons for the slowdown in growth in Group results compared to previous quarters.

The key aspects of the results are as follows:

■	Year-over-year growth of 10.7% in operating revenues in January-September 2002, with quarter-over-quarter growth of 3.5% (3Q02 vs. 3Q01).

Organic growth1 of consolidated operating revenues in January-September 2002 at constant exchange rates would have reached 13.2% over January-September 2001.

The main factors driving the increase in revenues are: i) the expansion of the customer bases of fully-consolidated operators (+15.0% and +14.9% excluding Tele Leste Celular); ii) the higher traffic carried by these operators (+13% in number of air minutes and +45% in SMSs); iii) and the lower ARPUs recorded (-9.6% on average, in local currency).

Third quarter of 2002 recorded the higher volume of commercial activity, with total net adds of 978,932 customers –excluding Pegaso PCS’s customers– vs. 733,598 customers in the previous quarter, and although this is usual during the summer, it is significant given the current economic environment.

The Group ended 3Q02 with a total customer base, including the operators in which Telefónica Móviles has stakes, of 31.5 million customers. Including the Chilean and Puerto Rican operators, the company’s customer base under management amounted to 33.5 million at the end of September.

By geographical areas, TME accounted for 73.6% of consolidated revenues, vs. 68.4% a year ago. TME’s operating revenues recorded a year-over-year increase of 19.2% vs. January-September 2001.

[1]   Excluding changes to the consolidation perimeter (consolidation by full integration of Tele Leste from January 1, 2002 and of Terra Mobile from 4Q01, as well as the consolidation by the equity method of IPSE 2000 from 4Q01). In the case of the operators in northern Mexico only the third quarter is included, both in 2001 and 2002

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Latin American subsidiaries fully consolidated accounted for 27% of Group revenues, a smaller contribution than in September 2001 due to the negative impact of the Argentinean peso devaluation and of the depreciation of other Latin American currencies. In absolute terms, the revenues of these subsidiaries, in euros, declined by 6.7% vs. January-September 2001. It should be highlighted that the organic growth2 of operations, assuming constant exchange rates, shows an increase of 1.5%.

Revenues from other European operators, which correspond entirely to Group 3G, remained practically unchanged on 1H02 (52 million euros to September) after this subsidiary ceased its commercial operations.

■
Improved margins at the EBITDA level. The consolidated EBITDA margin reached 41.6% in January-September 2002 vs. 41.0% in the same period of 2001. Stripping out the impact of European operations outside Spain –both in terms of revenues and expenses–  , the consolidated EBITDA margin in January-September 2002 was 45.2% vs. 41.9% a year ago.

It must be underlined that in 3Q02 these operations, currently being restructured, barely generated revenues but still incurred significant losses at the EBITDA level. The negative contribution from these operations mainly explains the smaller EBITDA margin obtained in 3Q02 (42.1%) versus the same period of 2001 (43.8%).

Consolidated EBITDA (in absolute terms) in January-September 2002 was 2,838.9 million euros, 12.2% higher than in the same period of 2001. Organic growth3 of consolidated EBITDA at constant exchange rates reached 15.7%.

TME is the main driver of growth in Group EBITDA. TME’s EBITDA contributed more than 90% of consolidated EBITDA in January-September 2002. EBITDA recorded a 24.2% a year-over-year increase.

Latin American operators fully consolidated, as a whole, contributed 534.4 million euros to Group EBITDA in January-September 2002. In year-over-year terms, these operators’ EBITDA, in euros, showed moderate growth to September 2002 (+1.7%). This trend should be underscored, as EBITDA is higher than last year’s figures despite lower revenues, reflecting the cost-control measures implemented by these companies. Consequently, the EBITDA margin of the Latin American operations advanced by 2.4 p.p. on September 2001 to 29.3%. Assuming constant exchange rates, year-over year organic growth2 in EBITDA from Latin America would have been 17.3%.

Operations in the rest of Europe –Germany, Austria and Switzerland– recorded a combined EBITDA of -225.8 million euros in January-September 2002.

Group capex continued to be curtailed in the first nine months of 2002, with a year-over-year decline of 40%, representing 8.9% of consolidated revenues vs. 16.5% in January-September 2001. This trend was common to all areas of operations. Capex in

[2]   Excludes the contribution of Tele Leste in 2002. In the case of the operators in Northern Mexico only the third quarter is included, both in 2001 and 2002.
[3]   Excluding changes to the consolidation perimeter. In the case of the operators in Northern Mexico only the third quarter is included, both in 2001 and 2002.

JANUARY - SEPTEMBER 2002 RESULTS      29

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Spain (62% of the total) fell 22% in year-over-year terms while Latin American capex (24% of the total) was 50% smaller than in January-September 2001.

As regards capitalized expenses, no amount has been capitalized with respect to European operations since July. It should be reminded that since the beginning of 2002 only expenses associated with Group 3G have been capitalized. The only amount additional to the accumulated figure to June recorded in 3Q02 is the provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of UMTS technology (5.3 million euros in 3Q02 and 15.8 million euros in January-September 2002).

Revenues derived from the wireless business segment, including Telefónica Móviles and Telefónica Móvil Chile, were 7,048.1 million euros during the first nine months of 2002, a 10.3% increase compared to 9M01. EBITDA totalled 2,905.5 million euros, a 12.2% growth year over year.

SPAIN

In September 2002, the Spanish cellular telephone market reached over 32.4 million customers, with a penetration rate of 77.4%, 10 p.p. higher than in September 2001. This means that Spain is now slightly above the European average in terms of cellular penetration. Nevertheless, taking into account the degree of maturity that has been reached, it is logical to expect a significant slowdown in the rate of growth over the next months.

TME ended September 2002 with over 18.1 million customers, an advance of 16% on the same period last year, with net adds of over 500,000 customers in 3Q02, over 60% higher than in 2Q02. The Company continues to consolidate its leadership in the sector, keeping its market share stable over the last twelve months.

The Company’s reduced churn rate remains one of the key factors behind TME’s commercial performance. The annual churn rate at September 2002 remained at 12%, 6 p.p. lower than September 2001.

As for TME’s customer mix, the contract segment has a weighting of 33.8%, a 1.2 p.p. advance on September 2001. Here we would highlight the fact that 65% of TME’s net adds in 3Q02 were contract customers. This clearly shows the success of the policies aimed at encouraging prepaid to contract migration, which TME has been developing throughout the year, and which have led to a 60% increase in total migrations to contract in January-September 2002 vs. the same period last year. These migrations provide an important incentive to the Company’s average usage ratios, as customers who migrate significantly increase both their MOU and their ARPU.

TME’s MOU in 3Q02 was 109 minutes, which not only demonstrates growth on 2Q02 of 4%, but also, for the first time in the Company’s recent history, an increase in quarterly MOU with respect to the same period last year (+1%), with the positive performance of contract MOU being of particular note (+5% vs. 3Q01). The positive evolution of usage ratios directly impacts Company ARPU evolution, which reached 30.1 euros in 3Q02, up 4.5% on 2Q02, and having recorded one of the lowest year-over-year declines in the last years (-5.3%), which confirms the trend towards a stabilization of ARPU which we are seeing this year. The importance of this trend can be seen if we take into account that in the year-over-year comparison with 2001, the

JANUARY - SEPTEMBER 2002 RESULTS      30

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

figures for 2002 include the lower revenues derived from the removal of the monthly fee (stripping out this effect, the fall in ARPU would only have been 2%), the reduction in outgoing call prices and the application of lower termination rates with certain operators since August 1, 2002.

Turning to the data and content business, 2,360 million short messages (SMS) were carried through TME’s networks in 3Q02, 12% more than in 2Q02, and 34% more than in 3Q01. The ratio of SMS per customer per month was 35 messages in 3Q02. Premium SMSs deserve special mention, as were responsible for 14% of quarterly data services customer revenues. Data services contributed 14.4% of total Company customer revenues, both in 3Q02 and January-September 2002, an increase of 1 p.p. on 3Q01, and 2 p.p. on January-September 2001.

In addition, in 3Q02 TME also commercially launched its multimedia messaging service (MMS), for both contract and prepaid customers at a price of 0.6 euros/message. This service is also available to customers when they travel to other parts of Europe.

TME continues to apply a strict policy of cost control and efficient use of resources. As a result, the Company continues to optimise the weighting of SACs and SRCs over adjusted revenues. In 3Q02 this was around 10%, in line with the figure recorded in 3Q01, while in the whole of January-September 2002 it stood below 9%, almost 5 p.p. below the figure for the same period last year, in spite of having doubled the volume of loyalty points exchanged for handsets and traffic as in 2001. The weighting of both network and advertisement costs as a percentage of operating revenues fell significantly in 3Q02.

As a result, the Company presents some solid results:

■
Operating revenues for 3Q02 were 1,810 million euros (+17% vs. 3Q01 and +10% vs. 2Q02), which gives a January-September 2002 figure of over 5,000 million euros (+19% vs. accumulated January-September 2001).

■
TME posted 3Q02 EBITDA of 950 million euros, up 11.2% on 3Q01, and +8,7% vs. 2Q02, leading to the highest quarterly figure in the Company’s history, which gives a margin of 52.5%. January-September 2002 EBITDA was 2,607 million euros, with year-over-year growth of 24.2%, higher than the revenues’ growth rate. As a result, EBITDA margin in January-September 2002 was 51.9%.

■
The capex to revenues ratio in 3Q02 was barely 6% (5 p.p. lower than in 3Q01) and 7% in January-September 2002, although, taking into account commitments taken on by the Company in 4Q02, it is estimated that over the year as a whole, the weighting of capex to revenues will be around 9% (vs. 13.6% in 2001).

EUROPE

In the wake of Telefónica Móviles’ decision to redefine its short and medium-term objectives in Germany, Austria, Italy and Switzerland, announced at the end of July, operations in these countries began to be reorganized in 3Q02.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

In Germany, Group 3G’s commercial activities were halted in August, and it is planned to suspend services in mid November. At the end of September the operator had 223,000 customers, to whom it has been communicated the agreement reached with T-Mobile to transfer them to its network in favourable economic conditions.

At the same time, the headcount reduction program begun, and over half the employees have already signed redundancy agreements. The cancellation of distribution, rental, supply agreements, etc., are also being negotiated.

In the other countries too, the staff reduction programs are also advancing, as are the cancellation and renegotiation of contracts.

It should be borne in mind that, although the freezing of operations was announced at the end of July, during 3Q02, important losses are still being recorded at EBITDA level, due to personnel and other expenses associated with contracts awaiting termination. However, these losses (-65 million euros in 3Q02) are lower than those recorded in 2Q02 (-85 million euros). The company estimates that in 4Q02 EBITDA losses derived from these operations will be significantly lower, mainly because the restructuring process will be almost finalized –the cancellation of most of the contracts and the effective staff reduction will be materialized–.

MOROCCO

Médi Telecom ended September 2002 with 1,511,264 customers (+69% vs. 3Q01), with net adds above 190,000 customers in 3Q02, more than twice the figure obtained in the previous quarter. At the end of 3Q02, Médi Telecom, had an estimated market share of 41.6%, an increase of over 7 p.p. vs. 3Q01.

Due to the seasonality of traffic in the summer months, Médi Telecom’s 3Q02 revenues were the highest in the year while EBITDA doubled that of 2Q02. EBITDA margin reached 25.4% in 3Q02 (+13.7 p.p. vs. 2Q02), and 14% in January-September 2002, compared to the negative figures in the same period of 2001.

LATIN AMERICA

Brazil

At the end of September 2002, Telefónica Móviles managed 6.2 million customers in Brazil (+17% vs. 3Q01), with cumulative net adds since the beginning of the year of 575,000 customers. In 3Q02, the three Brazilian operators had net adds of 174,000, 10% lower than in 2Q02 due to the overall slowdown in the country’s cellular market and the start-up of a new competitor.

In this environment of stiffer competition, we would highlight the good performance in the companies’ estimated average share of net adds, which in 3Q02 was 45%. Analysis of this figure should take into account that disconnections do not, so far, affect customer numbers for new entrants. These results underscore the initiatives carried out to increase customers’ and distributors’ retention and loyalty. The estimated average market share of the three operators in their areas of operations at the end of 3Q02 was around 63%, a decline of 1.5 p.p. from the same period of 2001.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

As for the customer mix, 69% of the total corresponds to the prepaid segment, vs. 64% in September 2001. The contract segment has shown a moderate increase in the last 12 months (+2%). Here we would point out the increasing trend of migrations, from the best prepaid customers to contract, reflecting the positive results of the loyalty initiatives.

Turning to financial results, total operating revenues of the three operators in local currency had year-over-year growth of 22.3% from January-September 2001. Excluding Tele Leste Celular’s revenues in 2002 the increase in operating revenues would have been 8.3% (Tele Sudeste: +8.0%, CRT Celular: +8.7%). The bulk of the increase in sales was due to the aforementioned growth in the customer base, partly offset by the reduction in average ARPU (-9.4% in local currency).

Total EBITDA after management fees of the three operators in local currency had a 20.5% increase from January-September 2001, slightly lower than the growth of revenues. However, the efficiency gains obtained in 3Q02 caused the gap between revenues and EBITDA growth to narrow by nearly 5 p.p. from the first half of the year (1.8 p.p. in September vs. 6.7 p.p. in June). Excluding Tele Leste Celular, EBITDA from the Brazilian operators had a year-over-year increase of 8.5% in local currency (Tele Sudeste: +7.3% and CRT Celular: +10.9%).

The combined EBITDA margin after management fees in January-September 2002 was 38.8% of operating revenues (39.6% excluding Tele Leste Celular), 0.7p.p. lower than in the same period of 2001. However, margins improved in 3Q02 vs. 3Q01 (+2.9 p.p. despite the inclusion of Tele Leste, which has lower margins) thanks to the operators’ efforts to increase efficiency and productivity.

After the close of 3Q02, Telefónica Móviles and Portugal Telecom announced the creation of a joint venture that will hold 100% of the shareholdings of both groups in mobile phone companies in Brazil. The JV will be owned at 50% by each of the partners, and will be run by a joint management team. The company will begin operating with close to 13 million customers –of which 3.5 million are contract customers–, will have a solid capital structure and will record positive net earnings and a growing on cash generation growth from the beginning. The joint venture will obtain significant synergies, which are expected to far outweigh the costs of migrating from the current concessions (SMC) to authorizations (SMP). The joint venture will operate in areas which provide more than 70% of Brazil’s total GDP, and where it commands more than a 60% market share.

México

Telefónica Móviles’ subsidiaries in Northern Mexico had 1.4 million customers at the end of September 2002, an increase of 23% year-over-year, with net adds in the last 12 months of 259,000 customers. The contract segment performed particularly well, accounting for 25% of net adds in the last year and 20% of the total customer base in the North of Mexico.

Net adds in 3Q02 (82,000 customers) accelerated with respect to previous quarters (+163% vs. 2Q02 and +89% vs. 3Q01), demonstrating the positive results of the commercial repositioning of the company’s offering started in 2Q02 aimed at attracting high-value customers. This has led to an increase in the estimated share of net adds of approximately 12 p.p. from the previous quarter.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

As regards the Northern Mexico operators’ financial results4, comparison with January-September 2001 is distorted by the fact that these were consolidated for the first time by the full integration method in July 2001, and consequently both periods are not homogenous. Like-for-like operating revenues in local currency in 3Q02 were 18.6% higher than in the previous quarter, fuelled by the growth in the customer base (+6% vs. 2Q02) and increased handset sales. Compared with 3Q01, revenues in 3Q02 in pesos rose 31.3%, also boosted by the growth in the customer base.

The EBITDA performance reflects the impact of the higher commercial activity with respect to 2Q02 and 3Q01 and the change in the distribution policy, which has led to a drop in EBITDA in absolute terms in pesos (-10.5% vs. 2Q02 and -14.7% vs. 3Q01) and a decline in the EBITDA margin (-2.5 p.p.). This impact, coupled with higher taxes accounted for in 2002, has offset the improvements in productivity (whose ratio has doubled in the last 12 months). Excluding the impact of the IEPS (Special Tax on Products and Services), the EBITDA margin was 9.5% for 3Q02 and 11.7% in January-September 2002.

Meanwhile, following the completion of the acquisition of 65% of Pegaso PCS in mid-September, Telefónica Móviles becomes Mexico’s number two mobile telephony operator, with more than 2.2 million managed customers.

The integration of Pegaso PCS enables Telefónica Móviles to extend its presence to the whole of Mexico, which has a market of over 100 million inhabitants, and to gain immediate access to México City, the country’s most attractive market with a population of around 20 million and an estimated wireless active penetration of 17% in 3Q02.

Argentina

The Argentinean cellular market continued to contract in the third quarter of 2002, albeit at a much slower pace than in previous quarters, with an estimated penetration rate for mobile telephony at September 30 of 17.4%.

In line with the overall performance of the market, TCP’s customer base at the end of September was 1.6 million, a decline of more than 19,000 customers from 2Q02, although the number of disconnections continued to fall compared with previous quarters (-35,000 net adds in 2Q02). Against this backdrop, TCP is still Argentina’s second largest cellular operator, with an estimated market share of 25%.

Through the third quarter, TCP continued to raise its tariffs in local currency, taking the cumulative average increase to September to 40.5%, in line with Argentina’s cumulative CPI.

The strong performance of revenues in local currency in 3Q02 helped to partially offset the cumulative decline in the year (-11% to September 2002 vs. -19% to June). This rebound –driven by higher prices and sustained traffic with respect to previous quarters– coupled with continued efforts to rein in costs led to a 26% year-over-year improvement in EBITDA in pesos in January-September 2002.

[4] Pegaso PCS is not included in 3Q02 because it is incorporated at cost.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Among the main initiatives to lower costs, we would highlight the decline in SACs and cut-backs in advertising and personnel expenses, which more than offset the increases in prices caused by inflation and the peso’s devaluation.

The EBITDA margin reached 24.2% in January-September 2002, 7 p.p. higher than in the same period of 2001. Quarter-over-quarter, the EBITDA margin was 31% in 3Q02, 6 p.p. higher than in 3Q01, reversing the trend seen in 2Q02 (-1 p.p. vs. 2Q01).

Peru

The Peruvian cellular market continues to register healthy year-over-year growth, with the penetration rate reaching an estimated 8.1% at the end of September 2002 vs. 6.2% a year earlier. In such a context, Telefónica Móviles Peru ended September 2002 with a customer base of 1.2 million customers, recording a year-over-year increase of 19% and cumulative net adds in January-September 2002 of 141,000 customers. Against this backdrop of growth, Telefónica Móviles Perú remained the market leader, with an estimated market share of 57%.

The growth in the customer base was primarily fuelled by the contract segment, which registered a year-over-year increase in January-September 2002 of 26%, representing 22% of the total customer base. 1.2 p.p. higher than the year before. This performance was the result of both the increase in gross adds and the sharp reduction in disconnections, thanks to the success of the company’s retention initiatives carried out since 2001.

Turning to financial results, operating revenues in dollars rose 1.5% year-over-year in January-September 2002. This increase was due to both growth in the customer base and the higher traffic carried by the operator.

Despite the greater commercial efforts derived from stiffer competition, cumulative EBITDA in absolute terms in January-September 2002 in dollars was 6.6% higher than the in the same period last year. The cumulative EBITDA margin for the period was 33.3% (+1.6 p.p. versus January-September 2001), despite the increase in net adds (+8.4% vs. January-September 2001). In 3Q02 the EBITDA margin was 33.7%, unchanged from the previous quarter.

Chile

Telefónica Móvil ended September 2002 with 1.8 million customers, with year-over-year growth of 19%. Prepaid customers weighting over the total customer base remained stable compared to 2Q02 at 76%.

As regards financial results, the adjusted EBITDA margin continued to grow reaching 31.3% in January-September 2002 (+2 p.p. versus the same period of 2001).

Guatemala and El Salvador

At the end of September 2002, the total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador was 331,000 customers. These operators continue to focus on improving the quality of their customer bases, which, while resulting in a smaller customer base, has a positive impact on results.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

In this sense, operating revenues in January-September 2002, in euros, remained in line with those generated during January-September 2001, despite the smaller customer base. More significantly is the strong increase in combined EBITDA (+78% in euros) thanks to tight cost control, with a combined EBITDA margin of 19.5% (+8.5 p.p. year-over-year increase).

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Telefónica Móviles Group Selected Operating Data

Unaudited figures	(Thousands)

	CELLULAR CUSTOMERS

	September 2002	% Chg. 02/01	Weighted(1)

T Móviles España	18,127	16.0	16,755
Celular CRT	1,981	19.3	749
TeleSudeste Celular	3,296	15.2	2,546
TeleLeste Celular	932	20.2	239
TCP Argentina	1,642	(12.2)	1,486
T Móviles Perú	1,228	19.5	1,112
TEM El Salvador	218	(8.9)	182
TEM Guatemala	113	(27.4)	105
NewCom Wireless Puerto Rico (2)	175	(5.9)
Telefónica Móviles México	2,254	104.3	1,917
Medi Telecom	1,511	69.4	426
Telefónica Móvil Chile (3)	1,761	19.0	769
Quam	223	n.s.	118

Total Managed	33,462	20.1	26,403

(1) Number of lines weighted for the Telefónica Group’s stake in each company.

(2) Managed by TEM.

(3) Managed by TEM and part-owned by the Telefónica Group.
Telefónica Móviles España Selected Operating Data

Unaudited figures	(Thousands)

	January-September
	2002	2001	% Chg.

Cellular subscribers	18,127	15,621	16.0
Contract	6,130	5,098	20.2
Prepaid	11,997	10,523	14.0

Subscribers net adds in year to date (a)	2,506	1,952	28.4
Contract	1,032	331	211.8
Prepaid	1,474	1,621	(9.1)

TME Penetration (b)	43.3%	38.6%	4.7
Total airtime minutes, in millions (a)	23,475	19,744	18.9
SMS	6,213	4,351	42.8
Employees	4,373	4,140	5.6

(a) January-September accumulated data.

(b) Telefónica Móviles España cellular lines / 100 inhabitants.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Telefónica Móviles Group: Participated Companies Selected Operating Data

Unaudited figures	(Thousands)

	January-September
	2002	2001	% Chg.

Europe and Mediterranean area customers	19,861	16,513	20.3
Contract	6,326	5,153	22.8
Prepaid	13,536	11,359	19.2

Latin America customers (1)	11,665	9,694	20.3
Contract	3,176	3,232	(1.7)
Prepaid	8,490	6,462	31.4

Total airtime minutes (2)	33,018.2	29,254.7	12.9

(1) Includes only Telefónica Móviles participations.

(2) January-September accumulated air minutes of TEM consolidated companies.

Telefónica Móviles Group Selected Financial Data

Unaudited figures	(Euros in millions)

	January-September
	2002	2001	% Chg

Telefónica Móviles España
Operating Revenues	5,028.1	4,217.3	19.2
EBITDA	2,607.2	2,098.9	24.2
EBITDA Margin	51.9%	49.8%	2.1 p.p.

Brazilian Companies (1)
Operating Revenues	944.2	911.0	3.6
EBITDA	366.2	359.4	1.9
EBITDA Margin	38.8%	39.5%	(0.7 p.p. )

Telefónica Móviles México (2)
Operating Revenues	376.7	124.0	n.s.
EBITDA	34.8	14.1	n.s.
EBITDA Margin	9.2%	11.4%	n.s.

TCP Argentina
Operating Revenues	149.6	533.1	(71.9)
EBITDA	36.2	90.7	(60.1)
EBITDA Margin	24.2%	17.0%	7 p.p.

Telefónica Móviles Perú
Operating Revenues	208.0	211.7	(1.7)
EBITDA	69.3	67.2	3.1
EBITDA Margin	33.3%	31.7%	1.6 p.p.

T. Móviles Guatemala and El Salvador
Operating Revenues	142.8	141.7	0.8
EBITDA	27.8	15.6	78.2
EBITDA Margin	19.5%	11.0%	8.5 p.p.

(1) TeleSudeste Celular, CRT Celular and TeleLeste.

(2) Telefonica México includes Pegaso in 2002.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Mobile Business of Telefónica Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	7,048.1	6,387.3	10.3	2,371.1	2,291.9	3.5
Internal expend capitalized in fixed assets (1)	65.8	83.6	(21.3)	15.9	28.2	(43.6)
Operating expenses	(4,142.1)	(3,751.9)	10.4	(1,376.3)	(1,293.7)	6.4
Other operating income (expense) net	(66.3)	(128.3)	(48.3)	(17.8)	(26.3)	(32.4)

EBITDA	2,905.5	2,590.7	12.2	992.9	1,000.1	(0.7)

Depreciation and amortization	(1,042.6)	(996.7)	4.6	(332.5)	(332.3)	0.1

Operating profit	1,862.9	1,594.0	16.9	660.4	667.8	(1.1)

Profit from associated companies	(118.1)	(96.0)	23.1	(52.4)	(25.2)	107.7
Financial income (expense) net	(237.4)	(281.9)	(15.8)	(5.8)	(68.3)	(91.5)
Amortization of goodwill	(71.6)	(44.0)	62.8	(23.1)	(18.0)	28.2
Extraordinary income (expense) net	(4,888.8)	(88.0)	n.s.	21.4	(53.0)	c.s.

Income before taxes	(3,453.0)	1,084.1	c.s.	600.5	503.3	19.3

Income taxes	(604.0)	(495.5)	21.9	(262.5)	(234.8)	11.8

Net income before minority interests	(4,057.0)	588.6	c.s.	338.0	268.5	25.9

Minority interests	120.5	55.8	115.8	68.0	15.1	351.3

Net income	(3,936.5)	644.5	c.s.	406.1	283.5	43.2

(1) Including works in progress.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CELLULAR BUSINESS

Telefónica Móviles Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	6,828.3	6,168.5	10.7	2,312.6	2,234.6	3.5
Internal expend capitalized in fixed assets (1)	65.8	83.6	(21.3)	15.9	28.2	(43.6)
Operating expenses	(3,994.9)	(3,605.2)	10.8	(1,337.8)	(1,261.0)	6.1
Other operating income (expense) net	(60.3)	(117.6)	(48.8)	(16.2)	(24.0)	(32.7)

EBITDA	2,838.9	2,529.3	12.2	974.5	977.7	(0.3)

Depreciation and amortization	(988.9)	(945.5)	4.6	(315.6)	(317.4)	(0.6)

Operating profit	1,850.0	1,583.7	16.8	659.0	660.3	(0.2)

Profit from associated companies	(118.1)	(96.0)	23.1	(52.4)	(25.2)	107.7
Financial income (expense) net	(201.2)	(236.5)	(14.9)	3.9	(51.4)	c.s.
Amortization of goodwill	(61.2)	(30.4)	101.1	(20.3)	(14.3)	42.2
Extraordinary income (expense) net	(4,888.4)	(77.9)	n.s.	20.8	(50.4)	c.s.

Income before taxes	(3,418.8)	1,142.9	c.s.	611.0	519.0	17.7

Income taxes	(607.4)	(495.4)	22.6	(263.5)	(232.6)	13.3

Net income before minority interests	(4,026.2)	647.5	c.s.	347.5	286.4	21.3

Minority interests	103.2	22.7	354.9	62.7	5.0	n.s.

Net income	(3,923.0)	670.2	c.s.	410.2	291.4	40.8

(1) Including works in process.

JANUARY - SEPTEMBER 2002 RESULTS      40

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DATA BUSINESS

TELEFÓNICA DATA GROUP

During the third quarter of 2002, the results of Telefónica Data Group have continued to demonstrate better operating efficiency and strict control on operating expenses and capex.

Continuing with the trend in previous quarters, in the current economic context, Telefónica Data’s target customers continues to postpone targeted investment and spending decisions in Information Technologies in each of its markets. In addition, in Latin America the economic crisis has had continued impact with the negative evolution of the exchange rate of their local currencies.

In line with the announced objective to revise Telefónica Data Group’s presence in those countries where the critical mass was not sufficient to make future investments profitable; ETI (an affiliate in Austria) was sold during the second quarter 2002. In the framework of Telefónica Data’s new strategy in expanding markets, both the results for Telefónica Data Uruguay as well as those for Atlanet (an affiliate in Italy) have been consolidated by the equity method as of April and July 2002, respectively.

Revenues for Telefónica Data Group in the first nine months reached 1,300.4 million euros, 4.8% below the same period last year. The change in exchange rates in Latin America Incumbent and the changes in the consolidation perimeter mainly affected the evolution of revenues in this period. Without these two effects, revenues would have grown approximately 9%. Revenues growth assuming constant exchange rate would have been 5.4%.

As for the distribution of Telefónica Data Group’s revenues, it continues to be supported by the Data and Internet line (81%), which constitutes the basic portfolio of services from which Telefónica Data’s Value Added proposal is configured. After completing the deployment of the international infrastructure, this type of service constitutes 5% of the total, with cumulative growth as of September 2002 of 28%.

Accumulated EBITDA in the first nine months of 2002 reached 110.8 million euros, leading to a 237.7% increase over the same period last year. This significant improvement is reflected in the 8.5% EBITDA margin, which is more than three times the amount for the same period in 2001. By holding constant for the consolidation perimeter and eliminating the effects of the exchange rate variation in Latin America Incumbent, the improvement would have been 148% and 5 percentage points at the margin. The EBITDA for the third quarter has risen compared to the same period in previous years, due to the change in the consolidation perimeter, and the cost-cutting initiatives to improve profitability, which have had their greatest impact this quarter. These new cost-cutting measures cannot be extrapolated to the rest of the fiscal year.

On the other hand, it is important to note that in the third quarter there was a tax revenue of 314 million resulting from the fiscal impact of the former write-downs made in Mediaways’ goodwill, when Telefónica sold its interest in this company to Highwayone.

As for accumulated capex, during the first nine months of 2002 they reached 134 million euros, with a 51% reduction compared to those made during the same period

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DATA BUSINESS

2001. The largest part of capex in this period was geographically concentrated in Spain and Brazil (outside the state of Sao Paulo).

BUSINESS PERFORMANCE BY AREA

In the first nine months of 2002, Spain has contributed 45% of the revenues, followed by the Telefonica Deutschland (the former mediaWays group) with 23%, America Incumbent with 20%, and 12% for the rest of the businesses (America Expansion, International Networks and Telefónica Solutions).

Incumbent Markets

Due to the new organizational structure of Telefónica Data (with concentration on customer systems and consulting activities and the Solutions Business Line), Spain’s financial results are comparable on a pro-forma basis with those of the same period in 2001 without including the equivalent results from Telefónica Sistemas in Spain.

In Spain during the first nine months of fiscal year 2002, operating revenues reached 572.6 million euros, 4% greater than the same period last year. Without including the non-recurring results of the ISP business in the previous year, which was transferred to Telefónica de España during the last quarter 2001, growth would have been approximately 10%.

As for the distribution of revenues, the growth in International Services (24%) and Hosting (58%) must be noted. Thus, as of September 2002, 65% of the revenues pertained to Virtual Private Networks (VPN’s), 23% to Internet Services, 5% to International Services revenues, 5% to Hosting services and 2% to other services.

The EBITDA reached 136.8 million euros in the first nine months of 2002, with an EBITDA margin of 24% compared to 118.6 million euros for the same period last year. The important cost-control effort that has been implemented has resulted in an improvement of 15% in EBITDA with respect to last year and 2 percentage points in the EBITDA margin compared to the first semester of 2002.

In Latin America, significant progress has been made in local currency revenues as well as in containing expenses and investments, amid economic recession and unfavorable performance of the exchange rates.

As of September 2002, revenues in Argentina, Brazil, Chile and Peru, totaled 259.3 million euros, representing a 16% decrease from September 2001, mainly due to the drop in revenues in Argentina and the effect of the negative performance of the exchange rates. These revenues would have grown by 18% if we were to exclude just the effect of the exchange rate in Argentina and by 29% if we were to exclude the effect of the exchange rate in the other four Latin American countries.

The EBITDA in Latin America rose from 16.8 million euros as of September 2001 to 39.4 million euros as of September 2002, a 135% increase, and improved the EBITDA margin from 5.5% to 15.2%. Without the effect of the exchange rate, the EBITDA improvement in Latin America would have been increased in 215 percentage points more.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DATA BUSINESS

The business performance in Brazil was basically impacted by the variation of the exchange rate. Total revenues reached 118.6 million euros, 34% more than the first nine months of 2001. In local currency, the increase was 59%, reaching revenues of 292.7 million reals in September 2002, with an EBITDA that has gone from a negative 1 million reals to nearly 40 million reals, positive. It is important to note the continued improvement in EBITDA margins, from 9% in the first half of the year to 14% cumulative in the first nine months of the current fiscal year.

Expanding Markets

In Germany and the United Kingdom (Telefonica Deutschland) revenues reached 297 million euros, down 12% from the same period last year, mainly due to the migration of customers to broadband, less traffic on narrowband and lower service prices imposed by the regulator. Non-recurring revenues in 2001 were offset, in part, by 43.8 million euros of revenues from the affiliate in the United Kingdom.

Telefonica Deutschland’s EBITDA in 2002 reached 18.5 million euros, meaning a 6.2% margin on sales, 4 percentage points less than the amount obtained in the first nine months of last year. This decrease is the result of a change in the company’s business model towards offering more XDSL-based services. In spite of the above, it is noteworthy that the operating cash flow (EBITDA-Capex) continues to be positive, taking into account the accumulated capex in the period was 14.2 million euros.

As for American countries, where Telefónica Data is doing business as a newcomer, that is, in Colombia and Mexico, in addition to its presence in Miami (USA) with the Data Center, accumulated revenues as of September 2002 reached 31.5 million euros, up 20% as compared to 26.2 million euros obtained as of September 2001. The slowdown in the growth of these revenues is explained by the decrease in expenses expected from current and potential customers.

EBITDA in the first nine months of 2002 was negative 27 million euros. In the same period in 2001, with very low operating activity in the first months, in the USA and in Mexico, the EBITDA would have been a negative 20 million euros. This was rooted in how some companies are still in the development phase with fixed costs that require minimum revenues, which they have not yet been able to attain in the current economic environment.

Solutions

In the second quarter of 2002, a Solutions business line was created. It is an independent unit that focuses on customer systems and consulting activities. The new line initially includes Telefónica Sistemas in Spain and will soon include among others Telefónica Group affiliates, Katalyx and Art Media.

Revenues as of September 2002 totaled of 58.3 million euros, with a negative EBITDA of 2.3 million euros, compared to 71.7 million euros of revenues and a positive EBITDA of 0.1 million during the first nine months of 2001.

JANUARY - SEPTEMBER 2002 RESULTS      43

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DATA BUSINESS

International Network

As of September 2002, revenues from the International Network reached 66.4 million euros, up 55% compared to the first nine months of 2001. The 2002 EBITDA was negative 2.5 million euros, up 89% compared to the negative 23.4 million euros of the first nine months of 2001.

Telefónica Data Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	1,300.4	1,365.4	(4.8)	389.1	442.8	(12.1)
Internal expend capitalized in fixed assets (1)	6.3	8.9	(29.1)	0.0	(1.4)	n.s.
Operating expenses	(1,188.2)	(1,337.5)	(11.2)	(327.6)	(428.3)	(23.5)
Other operating income (expense) net	(7.7)	(4.0)	89.5	5.2	(2.5)	c.s.

EBITDA	110.8	32.8	237.7	66.7	10.6	526.7

Depreciation and amortization	(154.3)	(134.9)	14.4	(44.1)	(49.5)	(10.9)

Operating profit	(43.5)	(102.1)	(57.4)	22.6	(38.9)	c.s.

Profit from associated companies	(26.7)	0.6	c.s.	(12.2)	1.4	c.s.
Financial income (expense) net	(65.1)	(36.3)	79.5	(17.6)	(12.8)	36.8
Amortization of goodwill	(60.4)	(63.4)	(4.7)	(15.5)	(22.7)	(31.9)
Extraordinary income (expense) net	(741.3)	(0.7)	n.s.	(33.1)	(0.1)	n.s.

Income before taxes	(937.0)	(201.9)	364.1	(55.8)	(73.1)	(23.6)

Income taxes	419.6	10.6	n.s.	339.3	13.8	n.s.

Net income before minority interests	(517.5)	(191.3)	170.6	283.5	(59.3)	c.s.

Minority interests	37.4	44.3	(15.7)	(0.6)	16.4	c.s.

Net income	(480.1)	(146.9)	226.8	282.9	(42.9)	c.s.

(1) Including works in process.

JANUARY - SEPTEMBER 2002 RESULTS      44

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

MEDIA BUSINESS

ADMIRA MEDIA GROUP

As reported last quarter, on May 30, 2002, the Board of Directors of the Admira Media Group decided to start the process to split the Group into two new companies: the first called Corporación Admira Media and the second, Telefónica Contenidos. This process has yet to be concluded, so the results for the first nine months of 2002 are published under the same structure as last quarter.

To analyze the results for the January-September 2002 period, the following factors should mainly be taken into account:

■
Investment in advertising continues to be affected by the global economic recession. This factor has influenced, in the first place, the Broadcast Television and Radio business, and subsequently the Production of Audiovisual Content. It is a reaction to the present scenario, in which the main source of revenues for broadcasting has declined.

■
Admira’s business in Argentina continue to be affected by the economic crisis, and this has had a significant impact on its consolidated results due to a lower volume of business generated and because of the effect of the conversion of local currency into euros. As mentioned in the previous quarter, on July 4, 2002 Azul TV was sold in Argentina to H.F.S. Media Group, S.A.

■
In the month of September, the holdings Admira Media had in the Uniprex Group (Onda Cero Radio) and Radio Voz were sold to Antena 3 de Televisión. It is worth noting that as a result of this operation, beginning in January 2002, Onda Cero Radio ceased being consolidated under the global integration method and began to be consolidated under the equity method at the same percentage of Admira Media’s holdings in Antena 3 Televisión.

As for its results, the Admira Media Group had consolidated revenues totaling 724.2 million euros, 28.0% lower than the same period last year. This decrease in revenues were mainly due to the factors explained above: ATCO and Endemol, which contributed 147 and 74 million euros less than in the same period last year, respectively, and the change in Onda Cero Radio’s consolidation criteria, which led to 50 million euros less than in the fiscal year before. Assuming the same consolidation perimeter and excluding the effect the devaluation had on the Argentine peso, consolidated revenues would have been 850.5 euros, 16% below last year.

In terms of the EBITDA, Admira Group maintains positive consolidated results of 77.6 million euros, 5.5% below the same period 2001. Figures accumulated as of September 2002 show a rapid adaptation to the new environment. These adaptive measures include a strong cost-control policy (the accumulated operating expense figure for the period dropped by 29.9% compared to the same period last year), which has enabled the company to largely offset the decreased in sales and improve its margins by 2.5 p.p. from the same period last year (10.7% EBITDA margin as of September 2002 versus an 8.2% margin in September 2001).

Admira Group’s contribution to Telefónica Group’s extraordinary results is a negative 168 million euros. As reported before, the sale of Azul TV has led to the recognition of extraordinary losses on the order of 161 million euros.

JANUARY - SEPTEMBER 2002 RESULTS      45

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

MEDIA BUSINESS

The investments made during the first nine months of 2002, totaling 42.9 million euros, led to a drop of 33.2% from the same period 2001.

Telefónica Contenidos

Endemol

Continuing the trend from last quarter, Endemol has registered consolidated revenues on the order of 575 million euros during the first nine months of 2002, down 11% from the same period last year. This is due to the negative performance of some of its traditional markets (Holland and Germany), partially offset by the good performance of its operations in France and Spain. Specifically in France, Endemol has become a leading producer, thanks to a production framework agreement with TF1.

For its part, the good performance of the business in Spain is due to the success achieved by Gestmusic via the commercialization of the Operación Triunfo format through several distribution channels. Production recently began in Spain on the second edition of this program, whose first edition broke all historical audience records. Due to this success and in an attempt to fully control the international exploitation of this format and of other programs now under preparation at Gestmusic, Endemol increased its Gestmusic holdings from 60% to 100% on September 17, 2002.

Accumulated EBITDA totaled 107 million euros in the month of September, the same figure reported for the same period last year. The EBITDA margin went from 16.6% in September 2001 to 18.7% in September 2002. This is mainly due to the company’s quite successful transfer of the revenues slowdown into its operating costs. As of September 30, 11 million euros has been invested in extraordinary restructuring costs, especially in Holland and Germany

Vía Digital

Continuing the trend from last quarter, Vía Digital has continued to develop a strategy based on increasing the quality of its current customer portfolio and improving the efficiency of its operations. The current customer base is 811,000, which is up by 8% year over year, and it is holding its market share against the competition, despite a squeeze in spending on commerce and marketing.

Revenues rose by 36% to 267 million euros from the same period last year. At the same time, the company’s EBITDA rose 17%, finding losses of 174 million euros, the result of cost rationalization policies and an improvement in the quality of the customer base (as a result of the promotion for channel packages that users can customize for themselves).

Within the current rationalization process in Europe’s paid TV and programming industries, the integration of the Spain’s existing digital Satellite TV platforms (Canal Satélite Digital, belonging to Sogecable, and Vía Digital itself) continue its process. The final decision, however, is subject to approval by the Spanish Government, whose decision should be made public before December 14, 2002.

JANUARY - SEPTEMBER 2002 RESULTS      46

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

MEDIA BUSINESS

During the third quarter of the year, it is worth noting the exploitation of rights to the Korea/Japan World Cup Soccer event. Vía Digital also possessed the rights to broadcast the World Cup in Germany in 2006.

CORPORACIÓN ADMIRA MEDIA

Antena 3 / Onda Cero

As indicated last quarter, the television advertising market is underperforming the levels of fiscal 2001 (below 1.4%), and there are no signs of recovery in the medium term. Antena 3 continues to be the most watched channel after TVE-1, with an accumulated audience share during the first nine months of the year of 20.5%, same level as period last year, and followed by Tele 5 with an audience share of 19.7% (whose share during the same period 2001 was 21.4%).

Considering Antena 3’s Broadcast Television business separately, revenues accumulated as of September 2002 by Antena 3 TV totaled 357.8 million euros, down 4% compared to the same period 2001. The EBITDA shows a loss of 12.7 million euros. The decrease of the EBITDA was mainly due to the economic impact of buying the rights to broadcast World Cup Soccer and to the seasonal effect during the months of July and August.

Antena 3’s operation to acquire Onda Cero Radio, as commented above, was closed during the month of September. To finance the acquisition of Onda Cero Radio, Antena 3 requested a syndicated loan of 230 million euros, having paid off a bridge loan for 138 million euros on September 30, 2002. This syndicated loan was closed throughout the month of October.

Onda Cero Radio, for its part, has increased its revenues versus the same period 2001 by 8.6% to 54.0 million euros, reflecting the differential advertising characteristics between Radio and Broadcast Television (with a strong local component that gives it a more stable performance). This good performance in sales translated into a substantial improvement of the EBITDA, which decreased its losses by 30% to negative 5.0 million euros.

ATCO

As indicated last quarter, the economic crisis in Argentina continues to have a strong impact on ATCO’s activity. The broadcast television advertising market, despite the fact that it slightly improved last quarter, fell 45% from the same period of 2001.

This situation translated into a strong fall in revenues and in a deterioration of the EBITDA compared to the same period 2001. In local currency terms, revenues reached 98.4 million pesos in September 2002, representing a 39% drop compared to the same period in 2001.

On the other hand, the negative EBITDA totaled 44.2 million pesos, having been negative 2.7 million pesos the same period last year.

In terms of the year’s accumulated audience, Telefé continues to lead in household viewers compared to its main competitor (32.2% versus 28.5%).

JANUARY - SEPTEMBER 2002 RESULTS      47

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

MEDIA BUSINESS

Admira Media Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	724.2	1,005.8	(28.0)	245.5	322.2	(23.8)
Internal expend capitalized in fixed assets (1)	0.3	0.2	110.8	0.0	(0.4)	n.s.
Operating expenses	(648.3)	(924.6)	(29.9)	(224.2)	(307.9)	(27.2)
Other operating income (expense) net	1.4	0.8	70.8	(4.4)	(0.9)	396.1

EBITDA	77.6	82.2	(5.5)	16.9	13.0	30.4

Depreciation and amortization	(39.7)	(58.0)	(31.5)	(5.7)	(18.5)	(69.3)

Operating profit	37.9	24.1	56.9	11.3	(5.5)	c.s.

Profit from associated companies	(178.3)	(112.4)	58.6	(62.0)	(55.5)	11.6
Antena 3 TV	(32.9)	16.4	c.s.	(23.6)	(5.1)	366.8
Via Digital	(100.4)	(102.8)	(2.3)	(33.8)	(34.1)	(0.9)
Others	(45.0)	(26.1)	72.4	(4.5)	(16.4)	(72.3)
Financial income (expense) net	(114.0)	(73.1)	55.8	(39.4)	(24.3)	62.3
Amortization of goodwill	(69.5)	(81.9)	(15.2)	(24.0)	(18.3)	31.2
Extraordinary income (expense) net	(168.3)	(59.3)	183.9	24.0	(16.6)	c.s.

Income before taxes	(492.2)	(302.7)	62.6	(90.1)	(120.2)	(25.0)

Income taxes	119.7	31.2	283.3	21.8	15.1	44.8

Net income before minority interests	(372.5)	(271.4)	37.2	(68.3)	(105.1)	(35.0)

Minority interests	(1.7)	11.6	c.s.	(0.3)	1.8	c.s.

Net income	(374.2)	(259.8)	44.0	(68.5)	(103.4)	(33.7)

(1) Including works in process.

Note: Onda Cero consolidated within Antena 3 in 2002.

JANUARY - SEPTEMBER 2002 RESULTS      48

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

INTERNET BUSINESS

TERRA LYCOS GROUP

The third quarter results came in a midst of an unfavorable macroeconomic scenario in which the international economic environment continues to be weak and the uncertainty about the growth ability of American economy and its negative impact on the advertising business. Furthermore, the instability of Latin American economies, has been reflected in the volatility of exchange rates.

Despite the depreciations registered by Latin American currencies this year, the revenues generated in this region continue to be the highest growing revenues (+22.8% in year-over-year terms, up to 170.8 million euros) thanks to the positive performance of the business in local currency.

In this environment, Terra Lycos has attained total revenues of 144.9 million euros during the third quarter 2002. If the average exchange rates in effect at the close of June were applied, revenues would have totaled 168 million euros, in line with the forecast of 165-175 million euros issued by the company for the third quarter based on those exchange rates. The EBITDA for the third quarter was –31.5 million euros, down 16.9% from the second quarter of the year.

From an operating standpoint, the Terra Lycos Group continues to focus on the development of its OBP (Open, Basic, Premium) business model, aimed at making its audience profitable through increasing products, services, and paying customers; diversifying sources of revenue and increasing the proportion of fixed revenues; and limiting the impact of the current crisis in the advertising market on the results, especially in the online business.

Thus, pay customers totaled 2.5 million at the end of September, more than 800,000 at the end of 2001, making up 47% of the total customer base. The significant rise in paying customers is based on the positive performance of communication and portal subscribers, who represent over 85% of total growth and tripled the figure at the end of 2001, exceeding one million customers. Pay customers in the access business totaled nearly 1.4 million, equal to a 12% growth versus September 2001, closing the first nine months with a base of 342,000 ADSL connections.

The company’s total customer base, including free access customers, totaled 5.3 million, a figure that has been affected in recent months by the closing of free access services in Brazil and Mexico.

The average number of pages views daily during the third quarter 2002 totaled 390 million, while the number of unique users rose to 118 million in September 2002, up 8.3% from the same period last year.

The company is continuing with its strategy of launching new products and services, as well as executing strategic agreements and selective purchases in order to reinforce its competitive position in the markets where it has a presence. In products and services, worth mentioning are the launches of “Lycos Search 6.0”, which incorporates significant improvements on the previous search engine “Mi Terra”, the new home page personalization tool; “Lycos Insite AdBuyer”, the platform comprised of advertising inclusion services; and Rumbo (complete travel and tourism services via

JANUARY - SEPTEMBER 2002 RESULTS      49

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

INTERNET BUSINESS

Internet) in Peru, Colombia and Venezuela throughout the quarter. With Rumbo, the company now has a footprint in the seven main Latin American countries.

As for acquisitions, worth mentioning is the purchase of GetRelevant, Inc., an online direct marketing service provider, which adds a strong product offering to Terra Lycos’ direct marketing services and allows the company’s advertising customers to reach a qualified audience in order to attain larger conversion rates.

In addition, the company is constantly evaluating its different business lines, focusing on making operations profitable, with the result of the sale of Lycos Korea and Lycos Canada in this fiscal year.

From a financial standpoint, revenues for the January-September period reached 465.4 million euros, down 11.6% from the revenues registered during the same period last year. The fall of revenues from media (-20.6% from year to year) due to the negative impact of the advertising crisis on United States revenues (-31.8% from year to year) explains the drop in consolidated revenues. This decline was not offset by improved revenues from access (+5.2% from year to year).

In this sense, media revenues and the revenues generated in the United States continue to lighten their impact on total revenues, representing 58% and 40% in the first nine months, respectively (65% and 52% in the same period of 2001).

It is necessary to stress the implementation on October 27, 2002, of the second phase of the strategic agreement signed in May 16, 2000, by Bertelsmann, Terra Networks, Lycos, and Telefónica. In this phase, Telefónica has the commitment to buy products and services from Terra Group by the amount not fulfilled by Bertelsmann Group, up to 675 million US$, for the next 36 months. To develop the second phase, the comittees appointed in the agreement will proceed to adapt the catalog of products and services to new technological developments and to the specific needs of Bertelsmann and Telefónica.

Terra Lycos is continuing to pressure for lower costs, thanks to cuts in communication costs and keeping spending for marketing, content, and personnel low (including a 5.8% decrease in the workforce). The company continues to broaden its efficient management of resources, as shown by the additional 21% workforce reduction at Lycos in the month of October. Thus, the company is successfully offsetting lower activity at the revenues level with declining costs, thus registering an accumulated EBITDA of -116.3 million euros, 95.6 million euros less in total losses than those accounted for last year.

Lastly, Terra Lycos continues to focus on its management of cash flow position, which totaled 1,807 million euros at the end of the third quarter.

JANUARY - SEPTEMBER 2002 RESULTS      50

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

INTERNET BUSINESS

Terra-Lycos Group Selected Operating Data

Unaudited figures
	September 2002	September 2001	% Chg.

Total Subscribers (million)	5.3	n.s.	n.s.
Access Subscribers (million)	4.2	4.3	(2.3)
% Pay	33%	30%	3.0
% Free	67%	70%	(3.0)
ADSL (thousand)	342	174	96.6
Spain	125	91	37.4
Latam	217	83	163.0

Comm. Services+Portal Subscribers (million)	1.1	n.s.	n.s.

Total Pay Subscribers (million)	2.5	n.s.	n.s.
Access	55%	n.s.	n.s.
Communication Services+Portal	45%	n.s.	n.s.

Average daily page views (million)	390	481	(18.9)

Unique users (million)	118	109	8.3

Terra-Lycos Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	465.4	526.5	(11.6)	144.9	169.9	(14.7)
Internal expend capitalized in fixed assets (1)	0.8	0.4	108.0	0.2	0.1	121.5
Operating expenses	(567.1)	(721.6)	(21.4)	(174.5)	(219.6)	(20.6)
Other operating income (expense) net	(15.4)	(17.2)	(10.5)	(2.2)	(6.6)	(66.8)

EBITDA	(116.3)	(211.9)	(45.1)	(31.5)	(56.3)	(44.0)

Depreciation and amortization	(110.4)	(109.4)	1.0	(33.8)	(35.7)	(5.2)

Operating profit	(226.8)	(321.3)	(29.4)	(65.4)	(91.9)	(28.9)

Profit from associated companies	(60.3)	(173.0)	(65.2)	(21.2)	(46.7)	(54.6)
Financial income (expense) net	49.3	96.6	(48.9)	15.6	27.7	(43.6)
Amortization of goodwill	(191.1)	(320.3)	(40.3)	(62.2)	(49.2)	26.3
Extraordinary income (expense) net	0.9	(31.4)	c.s.	3.8	(24.7)	c.s.

Income before taxes	(427.9)	(749.4)	(42.9)	(129.3)	(185.0)	(30.1)

Income taxes	92.7	275.0	(66.3)	30.4	101.7	(70.1)

Net income before minority interests	(335.2)	(474.4)	(29.4)	(98.9)	(83.3)	18.7

Minority interests	3.0	1.1	170.2	0.2	0.4	(60.0)

Net income	(332.2)	(473.3)	(29.8)	(98.7)	(82.9)	19.1

(1) Including works in process.

JANUARY - SEPTEMBER 2002 RESULTS      51

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DIRECTORIES BUSINESS

TELEFÓNICA’S DIRECTORIES BUSINESS

During the first nine months of 2002, TPI Group experienced a substantial growth in revenues, EBITDA and net income from the same period last year. Revenues grew 8.9% to 408.9 million euros; the EBITDA reached 117.0 million euros (+26.3%); and the net income improved by 38.3% to reach a total of 64.3 million euros. These results were fundamentally due to:

■	The good performance of TPI España, whose advertising revenues increased by 4.8% to 271.6 million euros despite the weak situation of the advertising market in Spain.

■
The incorporation in this period of TPI Perú into the Group’s consolidated accounts from the beginning of the year, contributing 33.3 million euros of revenues and 7.2 million euros in EBITDA during the first nine months of the year.

■
The good performance of the operations in Chile and Peru, with revenues growth of 11.4% and 5.8%, respectively, in local currency, offset in part by the depreciation their currencies experienced. On the other hand, the depreciation of the brazilian real reduces the negative impact of their losses in the consolidated Group.

■	The publication of the second edition of GuiaMais in the capital of Sao Paulo State, Guarulhos, Riberao Preto, and Curitiba.

It is important to recall that the seasonal nature of the revenues, due to the accounting criteria for recognizing revenues upon the effective publication of each directory, makes it so that quarterly results are no homogeneous or comparable to one another, nor may they be extrapolated to the end of the year.

Despite the depreciation in Latin American currencies, the good performance of the various affiliates, together with the policy of cost control and the implementation of operating efficiency measures, all enabled the forecasted EBITDA to be maintained at 13%-16% for the end of the year, when forecasted with the average rates of exchange for the first nine months of the year. Nevertheless, the performance of the Latin-American currencies is reducing the growth of revenues in 4 p.p., setting the forecast for revenues for the end of the year at 3%-5%.

TPI España contributed 72.4% of the Group’s revenues, and its contribution to the consolidated EBITDA totaled 100.3 million euros. Advertising revenues grew by 4.8% to 271.6 million euros, fundamentally due to the organic growth experienced, book-to-book, by the Yellow Pages (+3,3%) and White Pages (+7,8%). On the other hand, the good performance of the Internet product stands out, with revenues growing 27.0% over the same period last year.

Latin America represents the remaining 27.6% of revenues and contributes to the Group a positive EBITDA of 16.7 million euros, compared to an EBITDA of 5.3 million euros during the first nine months of 2001.

JANUARY - SEPTEMBER 2002 RESULTS      52

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DIRECTORIES BUSINESS

As for Telefónica Group´s directory businesses, the growth in revenues was also affected by the performance of the Argentine peso, although the EBITDA increased by 41.1% and the net income by 107.3%.

TPI Group—Yellow Pages Operating figures in Spain

Unaudited figures

	September
	2002		2001	% Chg

Books Published
Yellow Pages	56	*	48.0
White Pages	46		46.0

(Euro million)
Revenue Breakdown
Advertising	271.6		259.1	4.8
Publishing	252.9		243.9	3.7
Yellow Pages	206.7		200.7	3.0
White Pages	45.2		42.2	7.2
Others	1.0		1.1	(2.7)
Internet	16.2		12.8	27.0
Operator Assisted Yellow Pages	2.5		2.4	1.4
Operator	18.9		20.3	(7.1)
Other	3.3		3.1	4.7

* Includes business/residential splits.

Directories Business of Telefónica Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	415.6	421.4	(1.4)	218.9	228.6	(4.3)
Internal expend capitalized in fixed assets (1)	0.0	13.5	n.s.	0.0	13.2	n.s.
Operating expenses	(270.1)	(327.7)	(17.6)	(117.7)	(154.8)	(24.0)
Other operating income (expense) net	(28.8)	(24.6)	16.9	(15.1)	(13.6)	11.3

EBITDA	116.6	82.6	41.1	86.1	73.4	17.2

Depreciation and amortization	(21.3)	(19.6)	8.8	(6.1)	(9.7)	(37.4)

Operating profit	95.4	63.1	51.1	80.0	63.7	25.5

Profit from associated companies	(1.1)	(0.8)	30.4	(0.4)	(0.6)	(40.4)
Financial income (expense) net	4.1	(12.4)	c.s.	9.0	(3.9)	c.s.
Amortization of goodwill	(1.3)	(1.8)	(29.2)	(0.4)	(0.7)	(38.3)
Extraordinary income (expense) net	(0.8)	0.2	c.s.	(0.3)	(1.9)	(85.5)

Income before taxes	96.3	48.3	99.5	87.9	56.6	55.2

Income taxes	(32.0)	(24.3)	31.8	(23.9)	(25.0)	(4.7)

Net income before minority interests	64.3	24.0	167.9	64.1	31.6	102.7

Minority interests	(1.4)	6.3	c.s.	(14.0)	(3.0)	372.4

Net income	62.9	30.4	107.3	50.1	28.6	74.9

(1) Including works in process.

Note: Includes all directory businesses of Telefónica Group from January 1, 2001.

JANUARY - SEPTEMBER 2002 RESULTS      53

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

DIRECTORIES BUSINESS

TPI-Páginas Amarillas Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	408.9	375.3	8.9	217.9	222.5	(2.1)
Operating expenses	(291.9)	(282.7)	3.3	(131.4)	(142.0)	(7.5)

EBITDA	117.0	92.6	26.3	86.5	80.6	7.4

Depreciation and amortization	(20.4)	(16.2)	25.7	(6.1)	(8.1)	(24.0)

Operating profit	96.6	76.4	26.4	80.4	72.5	10.9

Profit from associated companies	(1.1)	(0.8)	30.5	(0.3)	(0.4)	(3.6)
Financial income (expense) net	4.1	(8.6)	c.s.	9.8	(2.9)	c.s.
Amortization of goodwill	(2.3)	(1.6)	41.8	(0.8)	(0.5)	42.9
Consolidation adjustments	1.1	0.0	n.s.	0.4	0.0	n.s.
Extraordinary income (expense) net	(0.5)	0.3	c.s.	(0.3)	(0.5)	(34.1)

Income before taxes	97.9	65.7	48.9	89.2	68.3	30.7

Income taxes	(32.0)	(24.2)	32.4	(23.9)	(25.7)	7.1

Net income before minority interests	65.9	41.6	58.5	65.3	42.7	53.1

Minority interests	(1.7)	4.9	c.s.	(14.2)	(3.9)	264.9

Net income	64.3	46.5	38.3	51.1	38.7	32.0

JANUARY - SEPTEMBER 2002 RESULTS      54

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CALL CENTER BUSINESS

ATENTO

Atento Group, a company specializing in providing customer service between companies and their customers using contact centers or multi-channel platforms (telephone, fax, Internet . . .), has continued operating during the third quarter toward cutting costs and improving operating efficiency. This process is part of the company’s focus on consolidating business in the markets where it has a presence, showing clear leadership in Spanish and Portuguese speaking countries.

From a financial standpoint, in the first nine months of the year, Atento obtained operating revenues of 435.6 million euros, down 7.6% from the same period last year, primarily due to exchange rate effects, which subtracted 11 percentage points, but were offset by a larger contribution coming in mostly from Mexico, Venezuela, and Central America. Broken down by country, Spain and Brazil continue to be the markets that have more specific weight in revenues, contributing 40% and 34% respectively of the Group’s sales. Compared to September of last year, however, Brazil reduced its contribution by 8 percentage points and Spain increased its by 2 percentage points. It should be highlighted that the contribution of customers outside the Telefónica Group to the company´s total revenues continue to increase and that diversification among sectors has become ever stronger, with the consumption, energy and Public Administration sectors increasing their contribution compared to last year, although the telecommunications and financial sectors still represent a high percentage (85% of the total revenues).

Operating expenses reached 401.5 million euros during the January-September 2002 period, 7.2% less than the same period 2001, a result of the cost-control initiatives undertaken during the third quarter of the year (-22.7% versus 3Q01). We should recall that during the first half of the year, the increase in personnel expenses (an 8% salary increase agreement in Spain and the provision for a 6% pay increase in Brazil) did not offset the reductions in external services and supplies. In this sense, during the third quarter 2002 personnel expenses fell 20.1% versus the same period last year, similar to the decrease of external services (-23.5%). In cumulative terms as of September, personnel expenses have fallen by 2.4% year-over-year compared to a -20.1% in supplies and a -16.4% in external services.

As a result of the performance in revenues and costs, the EBITDA for the nine months of the year reached 30.5 million euros compared to 36.9 million euros for the same period last year due to adjustments made to achieve better efficiency in the business, and the EBITDA margin was at 7.0% (7.8% in September 2001), 1.8 percentage points above those of June 02. This increase in profitability should be highlighted, an improvement of the EBITDA margin of 4.3 percentage points (11.7%), when comparing 3Q02 to 3Q01.

The net income of the Group at the end of September totaled a negative 83.0 million euros, a 13.2% increase over the same period of 2001.

At the operating level, as of September 30, Atento had 28,258 positions in place, which is a decrease of 1,301 from the same period last year, which was motivated by the company’s current focus on making installed capacity profitable and on increasing usage.

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Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

CALL CENTER BUSINESS

In the accumulated figures for the first nine months of this year, revenue per occupied position reached 2,337 euros, down 7%, mainly due to the exchange rate. On the other hand, the occupation ratio shows stability around 77% and Atento has been able to make substantial progress in the labour productivity (70%), which increased 7 percentage points over september 2001.

Lastly, it should be mentioned that the accumulated capex up to September 2002 has reached 14.3 million euros, 82% less than the amount invested during the same period last year, due to the degree of maturity in the operations.

Atento Group Consolidated Income Statement

Unaudited figures	(Euros in millions)

	January-September			July-September
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	435.6	471.5	(7.6)	123.6	154.5	(20.0)
Operating expenses	(401.5)	(432.7)	(7.2)	(109.4)	(141.6)	(22.7)
Other operating income (expense) net	(3.6)	(1.9)	91.7	0.3	(1.5)	c.s.

EBITDA	30.5	36.9	(17.3)	14.5	11.4	27.3

Depreciation and amortization	(60.2)	(59.6)	1.0	(16.3)	(23.2)	(30.0)

Operating profit	(29.7)	(22.7)	30.9	(1.8)	(11.9)	(84.9)

Financial income (expense) net	(67.7)	(43.7)	55.0	(22.0)	(15.6)	41.3
Amortization of goodwill	(6.3)	(6.3)	0.3	(2.0)	(2.1)	(6.5)
Extraordinary income (expense) net	(1.0)	(18.6)	(94.7)	1.9	(17.8)	c.s.

Income before taxes	(104.7)	(91.2)	14.7	(23.9)	(47.4)	(49.5)

Income taxes	21.0	16.2	29.8	7.2	9.8	(26.7)

Net income before minority interests	(83.7)	(75.0)	11.5	(16.8)	(37.6)	(55.4)

Minority interests	0.6	1.7	(63.7)	(0.1)	0.6	c.s.

Net income	(83.0)	(73.4)	13.2	(16.9)	(37.0)	(54.4)

JANUARY - SEPTEMBER 2002 RESULTS      56

Telefónica
ANALYSIS OF RESULTS BY BUSINESS LINE

BROADBAND CAPACITY MANAGEMENT BUSINESS

EMERGIA

Emergia’s financial results during the first nine months of the fiscal year continue to be influenced by a challenging environment. Confronting various problems, operators and clients have significantly decreased their levels of capex and spending, although it is worth noting that demand is showing signs of recovery in Spain and Brazil particularly international IP connectivity. When buying or renting capacity, customers perceive technical quality, solvency, and financial backing as the main areas of strength.

Operating revenues in the January-September 2002 period reached 24.5 million euros, up from 6.7 million euros obtained in the same period last year. EBITDA totaled negative 29.4 million euros, meaning a year-over-year improvement of 35.9%, resulting from greater revenues (customers outside Telefónica Group exceed 45%), the renegotiation of several operating and maintenance contracts and the implementation of a significant cost control policy, especially in the third quarter of the year. Thus, comparing 3Q02 versus 3Q01, Emergia registered a 65.3% growth on revenues (8.9 million euros) and a 40.2% decrease in operating costs (marketing and general expenses). Both factors have improved EBITDA by 72.8% versus the same quarter 2001 (-4.6 million euros).

It is important to remember that comparing the accumulated results up to September with the same period last year is not fully meaningful, since Emergia began operations in April 2001.

As a result of Emergia’s route expansion strategy towards the end of 2000, the Company entered into a capacity exchange agreement (swap) with Global Crossing, registering the capacity sold as revenues, which are accrued over the useful life of the cable, and the capacity purchased as a cost, without generating any profit. In this fiscal year, Emergia eliminated both revenues and costs incurred by this type of transactions in accordance with the SEC’s staff position regarding IRU Capacity Swaps communicated to the SEC Regulation Committee on August 2002. Consequently, revenues and costs which amount to 890,000 US$, recognized in relation to the transaction with Global Crossing in 2002, were eliminated, and neither the income statement nor the balance sheet reflect amounts resulting from such exchanges.

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COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

■
Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which belongs to Admira Media Group, S.A. Furthermore, the investment in Mediaways Gmbh Internet Services S.A., up to September 30, 2002 participated by Telefónica S.A., has been sold to HighwayOne Germany in that date. The effects derived from the consolidation of this position have been included in the fiscal year results of Telefónica Data group for the maintenance of proforma results by business lines.

■
Telefónica Holding Argentina, S.A. (the former CEI Citicorp) holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for the purposes of the pro-forma financial statements, are 100% consolidated in Admira Media Group.

■
In the case of Company de Telecomunicaciones de Chile, S.A. (CTC), although its process of segregation has not yet finished, the activities of the mobile telephony business in Chile has already been assigned to Telefónica Móviles, and the activity of data transmission to Telefónica Data.

■
The activities of the data business in Brazil, although it is participated by both Telecomunicaciones Sao Paulo, S.A. (Telesp) and Telefónica Data, have been assigned to Telefónica Data in the consolidation process by business lines.

■
With regard to the businesses that remain consolidated within TASA under Telefónica Latinoamérica, the previously mentioned reorganization, we note that these companies will continue to include their respective directories activities which have also been added on a proforma basis to the TPI Group, in line with our vision for Telefónica’s directories business.

■
Following the agreement with Iberdrola, Telefónica S.A. has acquired in December 2001 and February 2002, several participations in the fixed and cellular companies in Brazil. This participations has been consolidated in Telefónica Latinoamérica and Telefónica Móviles financial statements, according to the presentation of Telefónica results by global business lines, and assuming these stakes will be transfer to the above mentioned subsidiaries.

JANUARY - SEPTEMBER 2002 RESULTS      58

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

Telefónica, S.A.		Telefónica Data Corp.

	% Participation		% Participation

TELEFÓNICA DE ESPAÑA	100.00%	TELEFÓNICA DATA ESPAÑA	100.00%

TELEFÓNICA MÓVILES	92.43%	TELEFÓNICA SISTEMAS	100.00%

TELEFÓNICA DATACORP	100.00%	TELEFÓNICA DATA MÉXICO	94.23%

TELEFÓNICA LATINOAMÉRICA	100.00%	TELEFÓNICA DATA URUGUAY	100.00%

TPI	59.90%	TELEFÓNICA DATA COLOMBIA	50.51%

TERRA LYCOS	38.58%	TELEFÓNICA EMPRESAS BRASIL	93.98%

ADMIRA MEDIA	100.00%	TELEFÓNICA DATA VENEZUELA	99.99%

EMERGIA	93.99%	TELEFÓNICA DATA PERU	97.07%

ATENTO	100.00%	TELEFÓNICA DATA ARGENTINA	97.92%

TELEFÓNICA B2B	100.00%	TELEFÓNICA DATA CANADA	100.00%

		TELEFÓNICA DATA USA	100.00%

		ATLANET	34.00%

		MEDIAWAYS	100.00%

		HIGHWAYONE	100.00%

Telefónica Moviles

	% Participation

TELEFÓNICA MÓVILES ESPAÑA	100.00%	TPI

TELESUDESTE CELULAR	83.56%

CRT CELULAR	40.91%		% Participation

TELELESTE CELULAR	27.71%	GOODMAN BUSINESS PRESS	100.00%

TCP ARGENTINA	97.93%	TPI INTERNACIONAL	100.00%

TEM PERU	97.97%	PUBLIGUIAS HOLDING	100.00%

TEM EL SALVADOR	90.26%	TPI BRASIL	51.00%

TEM GUATEMALA	100.00%	TPI PERU	100.00%

BAJACEL	92.00%	BUILDNET	97.59%

NORTEL	92.00%

CEDETEL	92.00%

MOVITEL	82.00%

PEGASO PCS	92.00%

GROUP 3G ALEMANIA	57.20%	Telefónica Latinoamérica

IPSE 2000 (ITALIA)	45.59%

3G MOBILE (AUSTRIA)	100.00%		% Participation

3G MOBILE AG (SUIZA)	100.00%	TELESP	87.42%

MEDI TELECOM	30.50%	TELEFÓNICA DEL PERÚ	97.07%

TERRA MOBILE	80.00%	TELEFÓNICA ARGENTINA	98.04%

M-SOLUTIONS	100.00%	TLD	98.00%

MOBIPAY ESPAÑA	13.33%	TELEFÓNICA CTC CHILE	43.64%

MOBIPAY INTERNACIONAL	36.00%	CANTV	6.91%

JANUARY - SEPTEMBER 2002 RESULTS      59

Terra-Lycos		Admira Media
	% Participation		% Participation

LYCOS VIRGINIA	100.00%	ANTENA 3 TV	47.52%

TERRA NETWORKS PERU	99.99%	TELEFE	100.00%

TERRA NETWORKS MÉXICO	99.99%	ENDEMOL	99.47%

TERRA NETWORKS USA	100.00%	PATAGONIK FILM GROUP	30.00%

TERRA NETWORKS GUATEMALA	100.00%	LOLA FILMS	70.00%

TERRA NETWORKS EL SALVADOR	99.99%	FACTORIA DE CONTENIDOS DIGITALES (ART MEDIA)	100.00%

TERRA NETWORKS VENEZUELA	100.00%	TORNEOS Y COMPETENCIAS	20.00%

TERRA NETWORKS BRASIL	100.00%	ST HILO	100.00%

TERRA NETWORKS ARGENTINA	100.00%	RODVEN	51.00%

TERRA NETWORKS ESPAÑA	100.00%	EUROLEAGUE	70.00%

TERRA NETWORKS CHILE	100.00%	AUDIOVISUAL SPORT	40.00%

TERRA NETWORKS URUGUAY	100.00%	TELEFONICA SPORT	100.00%

TERRA NETWORKS MAROCS	100.00%	VIA DIGITAL	48.63%

TERRA NETWORKS HONDURAS	99.99%	TELEFONICA SERVICIOS AUDIOVISUALES	100.00%

TERRA NETWORKS COSTA RICA	99.99%	PEARSON	4.85%

TERRA NETWORKS NICARAGUA	99.99%	MEDIAPARK	7.40%

TERRA NETWORKS CARIBE	99.98%	TICK TACK TICKET	47.50%

TERRA NETWORKS COLOMBIA	65.00%	HISPASAT	13.23%

IFIGENIA PLUS	100.00%

EDUCATERRA	100.00%

BUMERAN	83.60%

EMPLAZA	80.00%

A TU HORA	50.00%

AZELER AUTOMOCION	50.00%

R.U.M.B.O.	50.00%

ONE-E BANC	49.00%

ONE TRAVEL.COM	36.60%

DEREMATE.COM	29.50%

TERRA MOBILE	20.00%

JANUARY - SEPTEMBER 2002 RESULTS      60

SIGNIFICANT EVENTS

■
On October 31, Telefónica de España cut its tariffs for the third time this year, accumulating a reduction of up to 39.41% from 2001 levels. This reduction has been applied on this occasion to provincial, DLD, international and fixed-to-mobile calls, as well as to the connection fee.

Furthermore, the individual line connection has been cut, from 95 euros to 59.5 euros, a 37.37% decline.

Meanwhile, the company has raised the cost of its “1003” national information service by 0.056 euros to 0.3546 euros per call.

Once this tariff reduction is completed, Telefónica de España will fully satisfy the global 6% decline included in the 2002 Price Cap and continue with tariff cuts applied in the past years.

■
On October 30, the Board of Directors of Telefónica, S.A. approved a new Internal Conduct Regulation which modifies and expands the current one adopted June 24, 1998, given the Company’s interest in implementing better Good Corporate Governance Practices.

The new Internal Conduct Regulation is a Code of Ethics for Telefónica’s executives and employees that governs all matters relative to the stock markets and whose purpose is to reinforce controls on confidential operations and conflict of interest scenarios, while adapting the regulation to the Group’s new structure, which now has new business lines and a larger number of traded companies.

■
On October 18, Telefónica Móviles and Portugal Telecom have constituted a joint venture that will hold 100% of the shareholdings of both groups in mobile phone companies in Brazil. The completion of this process is now pending regulatory approval from the Brazilian authorities (ANATEL).

In line with the general agreements for the creation of the joint venture and for the rights issue of Telesp Celular Participaçoes, Telefónica Móviles takes a 14.68% stake in Telesp Celular Participaçoes, under the same conditions as were applied in the recent rights issue, for a cost of 200 million euro. The transaction was financed largely in local currency at an exchange rate of 3BRL/USD.

■
On October 1, Telefónica International Wholesale Services, an organization within the Telefónica Group providing international wholesale communication services, announced today that it has enhanced its IP-backbone presence in Vienna, Virginia (USA) so adding connectivity to the region’s main NAPs (Neutral Access Points).

Telefónica Wholesale’s presence in the region’s NAPs provides direct connectivity to major content providers and to main US backbones, thus improving latency and overall quality, raising efficiency and network performance for its customers in the US, Latin America and Europe.

■
On September 20, Telefónica S.A. has been included in the FTSE4Good Global Index. The companies that form part of these types of indexes, beyond having a high-quality financial profile, are subject to a rigorous evaluation of the management of the intangible assets that form the companies’ managerial

JANUARY - SEPTEMBER 2002 RESULTS      61

reputation, specifically regarding: corporate governance, business ethics, relations with the society and other interested parties (customers, shareholders, employees and suppliers) and human rights.

■
On September 10, TPI Páginas Amarillas Group adapted the corporate structure of its Spanish branch, targeting a more global management of its clients, the offer of integrated and customized solutions, and to take advantage of the sinergies from its different business lines. This movement will enhance the current level of growth and will help to improve the profitability of every area in the Company.

The new structure implies the evolution towards a new model where paper products division and electronic and internet products division will be integrated.

■
In mid September, once received the regulator authorisation, Telefónica Móviles acquired a 65% stake in the Mexican mobile telephony operator, Pegaso PCS. The combination of Telefónica Móviles México and Pegaso PCS gives rise to a new joint entity, in which Telefónica Móviles controls 92% of the capital stock and Pegaso Group the remaining 8%.

Later, and in line with previous agreements, both companies have made a capital increase in Pegaso PCS in order to amortize short term debt and to strength the financial position of the company. This capital increase is worth 319 million dollars, 65% subscribed by Telefónica Móviles and 35% subscribed by Pegaso Group.

JANUARY - SEPTEMBER 2002 RESULTS      62

CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

During the period ended September 30, 2002, the following changes in the consolidation perimeter took place:

TELEFÓNICA

■
In January, Telefónica, S.A. acquired 50,000 shares in Endemol Entertainment Holding, N.V. (Endemol) for 2 million euros. With this operation, Telefónica Group has a 99.47% capital interest in Endemol. The company continues to be incorporated in the consolidated financial statements of Telefónica by the global integration method.

■
In January, Telefónica, S.A. created the fully-owned subsidiary Telefónica Capital, S.A., contributing 6 million euros, all of the initial capital of the company in question. The company was incorporated into the consolidated financial statements of Telefónica Group at its purchase price.

■
In February, Telefónica, S.A. participated in establishing the Brazilian company Telefónica Factoring do Brasil, Ltda., subscribing and paying out 0.96 million euros, 40% of the company’s initial capital. The company has been incorporated into the consolidated financial statements of Telefónica Group by the equity method.

■
The corporation Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.) a fully owned subsidiary of Telefónica, S.A., increased its capital in January by 1.92 million euros. These were subscribed and paid out in their entirety by the principal company. Subsequently, in June, Zeleris Soluciones Integrales, a full affiliate of Telefónica, S.A., increased its capital by 0.82 million euros, subscribed to and paid in totality by Telefónica S.A. by delivering Zeleris España, S.A. as a non-cash contribution. Both companies continue to be included in the consolidated financial statements of Telefónica Group using the global integration method.

■
In March, the last part of the agreement was completed between Telefónica, S.A. and Iberdrola, S.A., whereby the former will acquire all shareholdings previously held by Iberdrola Group in the Brazilian operators where both groups are shareholders, directly or indirectly. Telefónica, S.A. has acquired 3.38% of the capital in Tele Leste Celular Participações, S.A., in exchange for 799,411 shares in Telefónica, S.A.

Once Telefónica S.A. completed acquisition of these investments held by Iberdrola Group in May of this fiscal year, Telefónica, S.A. contributed shares that it owned in the aforementioned Brazilian companies to its affiliate Telefónica Móviles, S.A. These shares translated into 7% of TBS Celular Participações, S.A. and Sudestecel Participações, S.A., as well as 3.38% of Tele Leste Celular Participações, S.A. and 62.02% of Iberoleste Participações, S.A. Telefónica S.A. received all the new shares issued (26,801,494 new shares with a par value of 0.5 euros each) by the affiliate company in the two capital increases executed in that month.

JANUARY - SEPTEMBER 2002 RESULTS      63

After this transaction, the percentage that Telefónica Group holds, directly and indirectly, in those Brazilian companies are the following: 40.91% of capital in TBS Celular Participações, S.A., 83.56% of capital in Sudestecel Participações, S.A, 27.71% of capital in Tele Leste Celular Participações, S.A., and 100% of capital in Iberoleste Participações, S.A. All these companies have been included in the consolidated financial statements of Telefónica Group using the global integration method (in fiscal year 2001, Tele Leste Celular Participações, S.A. was included in the consolidated financial statements of Telefónica Group using the equity method).

■
On May 31, 2002, the Dutch company Atento N.V. was established through a non-cash contribution of 100% of the American company Atento Holding Inc.The new company, fully held by Telefónica, S.A., has been included as part of Telefónica Group’s consolidation using the global integration method.

■
During this fiscal year, Telefónica, S.A. acquired 717,465 shares in affiliate Terra Networks, S.A. for 5.53 million euros. With these purchases, Telefónica Group´s direct and indirect interest in the capital of the aforementioned company reached 38.58%. The company continues to be consolidated using the global integration method.

■	Also during this year, the following affiliates were incorporated into Telefónica Group´s consolidation perimeter using the global integration method:

-	Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (Mexico)

-	Telefónica Gestión de Servicios Compartidos, S.A.C. (Peru)

-	Telefónica Gestão de Serviços Compartilhados do Brasil, Ltda. (Brazil)

-	Telefónica Gestión de Servicios Compartidos, S.A. (Argentina)

TELEFÓNICA DATACORP GROUP

■
In January, Telefónica Datacorp, S.A. acquired 100% of the HighwayOne Germany corporation, paying 1.38 million euros in the transaction. On September 30, Telefónica suscribed the capital increase made in HighwayOne Germany, acquiring 99% of its equity issuance. At the same time, HighwayOne Germany acquired 100% of the interest Telefónica, S.A. had in MediaWays, G.m.b.H. Both companies continue to be incorporated into Telefónica Group´s consolidation perimeter using the global integration method.

■
On July 16, it sold its interest in the Austrian company European Telecom International, GmbH, a fully owned subsidiary of Telefónica Data Holding, S.L., which in turn is a fully owned subsidiary of Telefónica Datacorp, S.A. The transaction led to negative sales results for Telefónica Group of 28.95 million euros. Said company, which was incorporated in fiscal 2001 using the global integration method, is no longer in the consolidation perimeter of the Telefónica Group.

■
Whereas the Uruguayan company Telefónica Data Uruguay, S.A., a full affiliate of Telefónica Datacorp, S.A. was included in fiscal year 2001 using the global integration method, since April 1 of this year it has been consolidated, based on management criteria, using the equity method.

JANUARY - SEPTEMBER 2002 RESULTS      64

■
In May, the affiliate Telefónica Data do Brasil Ltd. took part in the capital increase at T. Data Brasil Holding, S.A., After the contribution, it had acquired 53.66%, disbursing 482.9 million reals in the transaction. After this transaction, Telefónica Group increased its interest in the company’s capital, directly and indirectly, from 87.48% to the current 93.98%. The company continues to be included in Telefónica Group’s by global integration method.

■
In June, the affiliate Telefónica Data México, S.A. de C.V., held a capital increase through which Telefónica Group increased, directly and indirectly, its holding in the company’s capital from 92.23% to 94.235%. The company continues to be included in Telefónica Group’s consolidated financial statements using the global integration method.

■
In addition, in the month of September, Telefónica Datacorp, S.A. acquired from minority shareholders all shares they held in the company Telefónica Data Holding México, S.A. de C.V., paying out 5.16 million euros in the operation. Following this operation, Telefónica Datacorp now holds 100% of the participation in Telefónica Data Holding México, S.A. de C.V. The company continues to be included in Telefónica Group´s consolidation perimeter using the global integration method.

■
The Italian company Atlanet, S.A., 34% of which is held by Telefónica Datacorp, S.A., which had been incorporated until June 30 using the global integration method, is now being consolidated, using the equity method.

TELEFÓNICA DE ESPAÑA GROUP

■	During this year, the fully-owned subsidiary of Telefónica de España. S.A., Telefónica Cable, S.A., acquired the following:

-	5% capital in Telefónica Cable Extremadura, S.A.

-	10% capital in Telefónica Cable Catalunya, S.A.

-	10% capital in Telefónica Cable Madrid, S.A.

-	11% capital in Telefónica Cable Navarra, S.A.

-	15% capital in Telefónica Cable Galicia, S.A.

-	27% capital in Telefónica Cable Andalucía, S.A.

-	46% capital in Sociedad General de Cablevisión Canarias, S.A.

-	49% capital in Telefónica Cable Castilla y León, S.A.

With these acquisitions, Telefónica Cable, S.A., the parent company in all of these companies, holds 100% of the capital in these companies, except for Telefónica Cable Extremadura, S.A., where it holds a 66% stake, for Sociedad General de Cablevisión Canarias, S.A., where it holds a 97% stake and for Telefónica Cable Galicia, S.A., where the new percentage is a 85%. The payout made was 5.77 million euros. The companies continue to be incorporated into the consolidation perimeter of Telefónica Group by the global integration method.

■
In April, full affiliate Telefónica Soluciones Sectoriales, sold all its interest in the companies related to Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), obtaining gains of 115,000 and 30,000 euros, respectively. The companies, which were

JANUARY - SEPTEMBER 2002 RESULTS      65

integrated in Telefónica Group’s consolidated financial statements under the equity method, caused a reduction in the group’s perimeter of consolidation.

TELEFÓNICA MÓVILES GROUP

■
Telefónica Móviles, S.A. sold 2% of its associate company Mobipay Internacional, S.A., obtaining a capital gain of 80,000 euros, reducing its percentage in the company’s capital to 36%. The company continues to be incorporated into the consolidation perimeter of Telefónica Group by the equity method.

■
On January 10, 2002, by virtue of the agreements between Telefónica Móviles, S.A., and the company Mesotel de Costa Rica, S.A., Telefónica Móviles acquired the direct and indirect interest of Mesotel in the companies they held jointly in Central America. Telefónica Móviles submitted as consideration 7,333,180 of Telefónica Móviles’ own shares, acquired at a per-share price of 7.83 euros, receiving in exchange one-third of the Mesotel’s interest in TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., Telefónica Centroamérica Guatemala, S.A., Tele-Escucha, S.A. and Telefónica de Centroamérica, S.L. Following this acquisition, Telefónica Móviles has now increased its direct holdings in TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L., up to 67.3% and has acquired a stake of less than 1% in the equity of Tele-Escucha, S.A. and Telefónica Centroamérica Guatemala, S.A In addition, it increased its indirect interest in El Salvador operators Telefónica Móviles El Salvador, S.A. de C.V. to 60.7% and in Guatemala’s Telefónica Centroamérica Guatemala, S.A. to 67.3%.

In July, Telefónica Móviles, S.A. carried out a capital increase. The capital increase was predicated on exclusion of the preferent subscription right and made by virtue of the agreement mentioned in the paragraph above whereby Telefónica Móviles and Mesotel agreed to transfer the remaining two-thirds of the shares pledged to Central American companies. As the means of transfer, Telefónica Móviles issued 14,557,046 shares, each with a face value of 0.50 euros, receiving in consideration the following shares in the following companies:

-	3,667,893 shares in the Salvadoran company TES Holding, S.A. de C.V.

-	654 shares in the Salvadoran company Telca Gestión, S.A. de C.V.

-	261,653,372 shares in the Guatemalan company TCG Holdings, S.A.

-	1,634 shares in the Guatemalan company Telca Gestión Guatemala, S.A.

-	163,334 participations in the Spanish company Telefónica de Centroamérica, S.L.

Following this operation, Telefónica Móviles, S.A.’s stake in these companies rose to 100%. Indirectly, it now controls both 100% of the Guatemalan operator Telefónica Centroamérica Guatemala, S.A., and 90.3% of the Salvadoran operator, Telefónica Móviles El Salvador, S.A. de C.V. All of these companies are included in Telefónica Group´s consolidation perimeter using the global integration method,

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except for the companies Telefónica de Centroamérica, S.L. and Paging de Centroamérica, S.A., which carried at their acquisition cost.

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In September, Telefónica Móviles, S.A. and Pegaso Group finalized the integration process of Telefónica Móviles’ companies in Northern Mexico and Mexican company Pegaso Telecomunicaciones, S.A. de C.V. By this process, Telefónica Móviles acquired 65% of the equity of the company Pegaso Telecomunicaciones, S.A. de C.V. Subsequently, 100% of the shares in Pegaso and those of Telefónica Móviles’ companies in Northern Mexico have been contributed to the recently created company, Telefónica Móviles México, S.A. de C.V., in which Telefónica Móviles has a 92% stake. Telefónica Móviles’ payment for the entire operation was $299.91 million.

■	In January, Telefónica, S.A. acquired 50,000 shares in Telefónica Móviles, S.A. for 410,000 euros.

■
Following these operations, Telefónica Group now directly and indirectly holds 92.43% of the equity in Telefónica Móviles, S.A., a company that continues to be incorporated into Telefónica Group´s consolidation perimeter using the global integration method.

ADMIRA MEDIA GROUP

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In September, the company proceeded to formalize the sale of 100% of the Admira Media Group, S.A.’s equity in both Group Uniprex Onda Cero and Cadena Voz de Radiodifusión, S.A. Admira Group sold this equity to Antena 3 de Televisión Group, obtaining consolidated capital gains totaling 35.82 million euros. Both companies, which during fiscal 2001 were being incorporated into Telefónica Group´s consolidation perimeter using the global integration method, are now being incorporated (forming part of Antena 3 de Televisión Group) using the equity method.

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During this fiscal year, Mediapark, S.A. carried out a capital increase in which Admira Media Group did not participate, thus diluting its interest to 7.40%, for which reason the aforementioned interest was recorded at its net book value in Telefónica Group’s consolidated financial statements as of September 30, 2002.

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In April, Admira Media Group sold 4.11% of its interest in Hispasat, S.A, obtaining gains of 26.10 million euros. Admira Media Group, which holds a 13.23% interest in the capital of Hispasat, S.A., continues to include that company in its consolidated financial statements using the capital equity method.

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In June 2002, Admira sold its interest in Prime Argentina, owner of the channel Azul Televisión, for 12 million US$, which led to recording of extraordinary losses of 161,24 million euros. The company, which was included in Telefónica Group’s consolidated financial statements using the equity method, caused a reduction in the perimeter of consolidation.

TELEFÓNICA INTERNACIONAL GROUP

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In September, Telefónica Internacional Group sold 25% of the Chilean Group Sonda for 38 million US$, obtaining consolidation losses of 3.17 million euros. Following this sale, Telefónica Internacional Group reduced its stake in the capital of the

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Chilean company to 35%. Starting at the end of this period, Sonda, which had been integrated into the consolidation perimeter using the global integration method, will now be included using the equity method.

TPI GROUP

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On February 11, 2002, Telefónica Publicidad e Información, S.A., acquired 100% of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A., for 31.2 million US$. The company continues to be consolidated under the global integration method, with Telefónica Group’s effective participation in that company going from 97.07% to 59.90%.

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In July, Iniciativa de Mercados Interactivos, S.A., acquired Adquira España, S.L Following this operation, TPI Group now controls 20% of the absorbing company, a company that was included in Telefónica Group´s consolidation perimeter using the equity method.

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In July, Telefónica Publicidad e Información, S.A., the Group’s parent company, acquired 9.33% of the capital of the Spanish company Goodman Business Press, S.A., paying 980,000 euros in the transaction. With this acquisition, the parent company now controls 100% of Goodman Business Press. The company continues to be incorporated Telefónica Group´s consolidation perimeter using the global integration method.

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Publiguías Holding, S.A., a fully owned subsidiary of Telefónica Publicidad e Información Group took part in the constitution of Urge Chile, S.A. in August, subscribing and paying 59.94 million Chilean pesos, corresponding to 99.99% of the capital of said company. Urge Chile, S.A. has been included in Telefónica Group’s consolidation perimeter using the global integration method.

KATALYX GROUP

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In April, the full affiliate Adquira, Inc., sold half of its interest, 50%, in Adquira Mexico, Ltd., obtaining capital gains of 410,000 euros. The company, which was included in Telefónica Group’s consolidated financial statements under the global integration method, is now included under the equity method.

ATENTO GROUP

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In May, Atento Holding Inc. executed capital increases, in the overall amount of 39.69 million euros, in companies in which it already had an interest. The percentage interest in these companies reached 100% in Central America, Puerto Rico, Italy, Venezuela and Mexico, and 99.998% in Morocco. All these companies continue to be included in Telefónica Group’s consolidated financial statements under the global integration method.

TERRA LYCOS GROUP

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Emplaza, S.A. raised capital by 1,421,000 euros in July of this year. Terra Networks, S.A. acquired the shares it needed to increase its interest in this company from the 50% it had before the capital increase to the 80% it now holds. The company, which had been incorporated into Telefónica Group’s consolidation

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perimeter using the capital equity method, is now being incorporated using the global integration method.

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Terra Networks, S.A., owns all existing capital in the U.S. company Lycos, Inc. Through this holding, Terra Networks sold its entire stake (44.82%), in Lycos Korea, Inc., this August, generating consolidated capital gains of 10 million US$. In addition, Lycos sold approximately 27% of Sympatico Lycos in September, generating consolidated capital gains of US$8 million. Both companies, which were integrated in Telefónica Group’s consolidated financial statements using the equity method, caused a reduction in the group’s consolidation perimeter.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.

Date: November 14, 2002	By:	/S/ SANTIAGO FERNANDEZ VALBUENA
	Name:	Santiago Fernandez Valbuena
	Title:	GeneralManager of Corporate Finance